Registration No.  ________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ADOMANI, INC.
(Name of small business issuer in its charter)

Florida	3711
(State or Other Jurisdiction of Organization)	(Primary Standard Industrial Classification Code)
_________________

ADOMANI, INC.	Jim Reynolds
1181 Cadillac Court	1181 Cadillac Court
Milpitas, California 95035	Milpitas, California 95035
(415) 562-6603	(415) 562-6603
(Address and telephone number of registrant's executive office)	(Name, address and telephone number of agent for service)
_________________

Copies to:
The Law Office of Conrad C. Lysiak, P.S.
601 West First Avenue, Suite 903
Spokane, Washington   99201
(509) 624-1475

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional common stock for an offering under Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed under Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed under Rule 462(d) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	[ ]	Accelerated Filer	[ ]
Non-accelerated Filer (Do not check if a smaller reporting company)	[ ]	Smaller Reporting Company	[X]

CALCULATION OF REGISTRATION FEE

Securities to be	Amount To Be	Offering Price	Aggregate	Registration
Registered	Registered	Per Share	Offering Price	Fee [1]

Common Stock by Selling Shareholders	22,360,500	$0.10	$2,236,050	$259.83

Total	22,360,500	$0.10	$2,236,050	$259.83

[1]               Estimated solely for purposes of calculating the registration fee under Rule 457.

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON DATES AS THE COMMISSION, ACTING UNDER SAID SECTION 8(a), MAY DETERMINE.

Prospectus

ADOMANI, INC.
22,360,500 Shares of Common Stock offered by Certain Selling Shareholders

We are registering for sale by selling shareholders 22,360,500 shares of common stock. We will not receive any proceeds from the shares sold by the selling stockholders.

The resale of these shares is not being underwritten.  We will not receive any of the proceeds from the sale of those shares being sold by the selling stockholders.  The selling stockholders may sell or distribute the shares, from time to time, depending on market conditions and other factors, through underwriters, dealers, brokers or other agents, or directly to one or more purchasers.  The selling stockholders will offer their shares at $0.10 per share until such time as our common stock is traded on the Bulletin Board operated by the Financial Industry Regulatory Authority ("FINRA").  After a market has developed, the shares will be sold at the prevailing market prices or privately negotiated prices.  We are paying all expenses incidental to the registration of the shares.

Our shares of common stock are not traded anywhere.

Investing in our common stock involves risks. See "Risk Factors" starting at page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal to tell you otherwise.

The date of this prospectus is ____________________.

SUMMARY OF OUR OFFERING

Our business

We were incorporated under the laws of the State of Florida as ADOMANI, Inc. on August 6, 2012. We have had limited operations to date. We intend to manufacture, sell and install certain equipment into motor vehicles that will allow the owner of the motor vehicle to operate his/her vehicle as an all-electric or a plug-in electric hybrid. Since inception we have produced proto-type versions of our drive trains which have been installed in motor vehicles which are being driven on roads today in California and Florida. We have had two sales as of the date of this prospectus.

Our principal executive offices are located at 1181 Cadillac Court, Milpitas, California.  Our mailing address is 171 Main Street, #105, Los Altos, CA 94022. Our telephone number is (415) 562-6603. Our fiscal year-end is December 31.

The offering

Following is a brief summary of this offering:

Securities being offered by selling shareholders
We are registering 22,360,500 shares of common stock for sale by existing stockholders listed in the sections of this prospectus entitled "Selling Stockholders." All of the common stock registered by this prospectus will be sold by the selling stockholders at the prevailing market prices at the time they are sold. We currently have 81,300,500 shares of common stock outstanding.

Offering price per share	$0.10 per share for currently outstanding shares of common stock until a market develops and at the market price thereafter.
Net proceeds to us	None
Number of shares outstanding before the offering	81,300,500
Number of shares outstanding after the offering	81,300,500

Selected financial data

The following financial information summarizes the more complete historical financial information at the end of this prospectus.

	As of	As of	As of
	June 30, 2014	December 31, 2013	December 31, 2012
	(Unaudited)	(Audited)	(Audited)
Balance Sheet
Total Assets	$108,639	$95,276	$62,730
Total Liabilities	$459,340	$142,153	$125
Stockholders' Equity (Deficit)	$(350,701)	$(46,877)	$62,605

	Six months Ended	Year Ended	Year Ended
	June 30, 2014	December 31, 2013	December 31, 2012
	(Unaudited)	(Audited)	(Audited)
Income Statement
Revenue	$-	$27,763	$-
Total Expenses	$303,825	$1,657,491	$238,655
Net Loss	$303,824	$1,653,132	$238,655

RISK FACTORS

Please consider the following risk factors before deciding to invest in our common stock.  All material risk factors have been addressed. Risks associated with ADOMANI, Inc.:

Risks Related to Our Business

1.   We have a limited operating history and our auditors have expressed concern that we may not be able to stay in business.

We are recently formed and have a limited operating history. We have only had two sales in our first two years. We cannot assure you that we will be successful in our plans. Therefore, our independent certified public accountants have modified their report to include a paragraph wherein they expressed substantial doubt about our ability to continue in business as a going concern. We face all of the risks and uncertainties encountered by a new business. Because we have little operating history we cannot reliably forecast our future operations.

2.   We have an accumulated deficit, a stockholder deficit, and a working capital deficit.

As of June 30, 2014, we have an accumulated deficit of $2,195,611; a stockholder deficit of $350,701; and, a working capital deficit of $24,232.

3.   We have limited market research.

We retained Sage Strategic to conduct limited market research for our products. There is no assurance that market demand exists for our products today or in the future.

4.   We do not have key personnel insurance.

 We do not maintain any life insurance on the lives of any of our officers and directors. If one or all of our officers or directors die or otherwise become incapacitated, our operations could be interrupted or terminated.

5.   We have limited product liability insurance coverage.

We do have product liability insurance. If we are sued, as a result of injury or failure of our products to perform as represented, we cannot be sure that our product liability insurance will be sufficient to pay the judgment and will become insolvent. As a result, we will be forced to stop doing business.

6.   Uninsured risks.

We may not maintain insurance against all losses we suffer or liabilities we incur because of our operations. This could be because insurance is unavailable, we do not have the financial resources to acquire the insurance, or because we have elected not to purchase insurance.

7.   We need additional key personnel.

We have three full time employees. Our success will depend, in part, upon our ability to attract and retain qualified employees. There is no assurance we will be able to obtain or retain qualified employees. If we are unable to engage and retain the necessary personnel, our business would be materially and adversely affected.

8.   Our business, prospects, financial condition and operating results will be adversely affected if we cannot reduce and adequately control the costs and expenses associated with operating our business, including our material and production costs.

We incur significant costs and expenses related to procuring the materials and components required to manufacture and convert our electric and plug-in hybrid vehicles. As a result, without including the impact of government or other subsidies and incentives, the purchase prices for our commercial electric and plug-in hybrid vehicles and/or converting commercial vehicles currently are substantially higher than the purchase prices for gas or diesel-fueled vehicles with comparable features.

9.   Because we manufacture, assemble, and convert vehicles from components supplied by third parties, we are particularly dependent on those third parties to deliver raw materials, parts, components and services in adequate quality and quantity in a timely manner and at reasonable prices. Our business, prospects, financial condition and operating results could be adversely affected if we experience disruptions in our supply chain.

Our production operations depend on obtaining raw materials, parts and components, manufacturing equipment and other supplies, and services from reliable suppliers in adequate quality and quantity in a timely manner. In cases where we rely on one supplier for a component or system, it may be difficult for us to substitute one supplier for another, increase the number of suppliers or change one component for another in a timely manner or at all due to interruption of supply, dependence on a sole source supplier or increased industry demand. Additionally, many of our current suppliers are small companies that produce a limited number of specialized products, which may make them attractive acquisition targets. If any of these suppliers were acquired by a competitor of ours or any other third party that decides to discontinue our supply relationship, we would need to find an alternative supplier, which we may not be able to do. If we are unable to maintain a consistent, high quality and cost effective supply chain, our business, prospects, financial condition and operating results could be adversely affected.

10.   If we are unable to scale our vehicle manufacturing, assembling, and converting processes effectively and quickly from low volume production to high volume production, our business, prospects, financial condition and operating results could be adversely affected.

Our existing production model is well suited for the low volume production of manufacturing, assembly, and converting vehicles, but may not be well suited for the high volume production we will require if demand significantly increases for manufacturing, assembling, and converting commercial electric and/or plug-in hybrid vehicles. Our ability to scale our vehicle manufacturing, assembling, and converting processes is in part dependent on our supply chain and on our ability to execute on our decentralized production strategy. Our business, prospects, financial condition and operating results could be adversely affected if we experience disruptions in our supply chain or if we cannot obtain materials of sufficient quality at reasonable prices. If we are unable to scale our existing assembly processes and systems quickly while maintaining our current quality level, including as a result of supply chain constraints, we may be unable to meet our customers' vehicle quality and quantity requirements or our forecasted production schedule or lower our cost of revenue. As a result, we may not be able to meet our customers' delivery schedules and could face the loss of customers, or be exposed to liability to customers to which we promised delivery, which could adversely affect our business, prospects, financial condition and operating results.

11.   The unavailability, reduction, elimination or adverse application of government subsidies, incentives and regulations could have an adverse effect on our business, prospects, financial condition and operating results.

We believe that, currently, the availability of government subsidies and incentives is an important factor considered by our customers when purchasing our vehicles or converting their existing vehicles to all-electrics or plug-in electric hybrids, and that our growth depends in part on the availability and amounts of these subsidies and incentives. Any reduction, elimination or adverse application of government subsidies and incentives because of budgetary challenges, policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric or hybrid vehicles or other reasons may result in the diminished price competitiveness of the alternative fuel vehicle industry generally and our commercial electric and plug-n hybrid vehicles in particular, especially prior to the completion of our current cost down initiative. For example, in the United States, we and our customers benefit from significant subsidies in connection with the purchase of our vehicles under the California Hybrid Truck and Bus Voucher Incentive Program, or HVIP, the California Air Resources Board (CARB), local air quality management districts, the EV Demonstration Project, and state-level Clean Cities programs. Under these programs, purchasers of our vehicles and those who engage us to convert their existing vehicles are eligible to receive subsidies or incentives of up to $55,000, $71,000 and $110,000, respectively, per vehicle purchased from us or converted by us.  Certain regulations and programs that encourage sales of electric and hybrid vehicles could be eliminated or applied in a way that adversely impacts sales of our commercial electric and plug-in hybrid vehicles, either currently or at any time in the future. For example, the U.S. federal government and many state governments, as well as many national governments within the European Union, are facing fiscal crises and budgetary constraints, which could result in the elimination of programs, subsidies and incentives that encourage the purchase or conversion of electric and hybrid vehicles. In addition, grants made by the Department of Energy, or DOE, under the American Recovery and Reinvestment Act of 2009 to clean technology companies, such as the EV Demonstration Project grant, may be subject to a high level of scrutiny in part due to recent financial difficulties experienced by recipients of DOE loan guarantees. If government subsidies and incentives to produce and purchase electric or plug-in electric hybrid vehicles were no longer available to us or the amounts of such subsidies and incentives were reduced or eliminated, our business, prospects, financial condition and operating results could be adversely affected.

12.   We may not be able to qualify for government grants, loans and other incentives for which we may in the future apply. Our inability to do so could adversely affect our ability to grow our business.

We anticipate that in the future there may be new opportunities for us to apply for grants, loans and other incentives from federal, state, local and foreign governments on our own behalf and on behalf of our customers. Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these funds and other incentives is and will continue to be highly competitive.

13.   We have no long-term supply contracts with guaranteed pricing, which exposes us to fluctuations in component, materials and equipment prices. Substantial increases in these prices could increase our operating costs and could adversely affect our business, prospects, financial condition and operating results.

Because we have no long-term supply contracts with guaranteed pricing, we are subject to fluctuations in the prices of the raw materials, parts and components and equipment we use in the production of our vehicles. In addition, currency fluctuations and a weakening of the U.S. dollar or the British pound or Chinese yuen against foreign currencies may adversely affect our purchasing power for such raw materials, parts and components and manufacturing equipment from foreign suppliers. Substantial increases in the prices for such raw materials, components and equipment would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased vehicle prices. There can be no assurance that we will be able to recoup these increased costs by increasing the prices of our products.

14.   Our service model may be costly for us to operate and may not address the service requirements of our prospective customers.

All-electric and plug-in hybrid commercial vehicles incorporate new and evolving technologies and require specialized service. These special service arrangements are now and in the future may continue to be costly and we may not be able to recoup the costs of providing these services to our customers. In addition, a number of potential customers may choose not to purchase our commercial electric or plug-in hybrid vehicles because of the lack of a more widespread service network. If we do not adequately address our customers' service needs, our brand and reputation may be adversely affected, which, in turn, could have an adverse effect on our business, prospects, financial condition and operating results.

15.   Our franchise decentralized assembly, sales and service model will present numerous challenges, including site selection for and build-out of new facilities, consistent quality control across facilities and hiring sufficiently skilled employees. If we are unable to execute on our plan to establish sales, service and assembly facilities in the urban areas we have targeted or if our facilities in any of those markets underperform relative to our expectations, our business, prospects, financial condition and operating results may be adversely affected.

Our strategy of establishing franchises, sales, service, and assembly facilities in selected urban areas in the United States is substantially different from the prevailing centralized manufacturing and franchised distribution and service model used in the motor vehicle industry and presents significant risks. Opening a sales, service and assembly facility in any market generally will require, among other things, establishing a local order volume that is sufficient to support the facility, finding a suitable and available location, negotiating a satisfactory lease agreement for the facility, obtaining permits and approvals from local and state authorities (which, in the case of facilities to be opened in foreign countries, may require obtaining approvals from national governments), building out the facility to our specifications and hiring and training employees to assemble, sell and service our manufactured vehicles and converting existing vehicles to all-electrics or plug-in hybrids. We plan to seek state and local government incentives to open sales, service and assembly facilities in the markets we have selected, but we may not be successful in this effort, or the incentives may not be as significant as we would like. As with any development project, the development and build-out of a facility will subject us to the risk of cost overruns and delays, which may be significant. Once our sales, service and assembly facilities are open for business, we will need to ensure that they maintain a high level of quality in order to enhance the brand. Even if we are able to address all of the challenges discussed above, and there are no assurances we will be able to, our sales, service and assembly facilities in one or more markets may not be profitable and we may lose our entire investment in such facilities. If we are unable to establish the local order volume we require in order to open new sales, service and assembly facilities or are unable to successfully open and profitably operate these new facilities in our target markets, our business, prospects, financial condition and operating results may be adversely affected.

16.   If our manufactured or converted vehicles fail to perform as expected, our business, prospects, financial condition and operating results could be adversely affected.

Our vehicles may not perform in a manner that is consistent with our customers' expectations for a variety of reasons. Vehicles that we manufacture and sell in the future may contain defects in design and manufacture that cause them not to perform as expected or that may require repair. Further, the performance of our vehicles may be negatively impacted by other factors, such as limitations inherent in existing battery technology and extreme weather conditions. Any product defect or other failure of our commercial electric or plug-in hybrid vehicles to perform as expected could result in customer losses, adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, any of which could have an adverse effect on our business, prospects, financial condition and operating results.

17.   If we are unable to keep up with advances in electric or hybrid vehicle technology, we may suffer a decline in our competitive position.

There are companies in the electric or hybrid vehicle industry that have developed or are developing vehicles and technologies that compete or will compete with our vehicles. We cannot assure that our competitors will not be able to duplicate our technology or provide products and services similar to ours more efficiently. If for any reason we are unable to keep pace with changes in commercial electric and hybrid vehicle technology, particularly battery technology, our competitive position may be adversely affected.

We plan to upgrade and/or adapt our products that incorporate the latest technology. However, there are no assurances that our research and development efforts will keep pace with those of our competitors. If we cannot keep pace with our competitors, our products may not compete effectively with other available products or electric or plug-in hybrid vehicles which could have an adverse effect on our position in our industry and on our business and operating results.

18.   Many of our competitors have greater financial and other resources, longer operating histories and greater name recognition than we do and one or more of these competitors could use their greater resources and/or name recognition to gain market share at our expense.

Many of our existing and potential competitors, including Ford Motor Company, or Ford, Navistar International Corporation, or Navistar, Freightliner Custom Chassis, or Freightliner, PACCAR Inc., or PACCAR, Hino Trucks USA, or Hino, Mitsubishi Fuso, or Fuso, the Volvo Truck Corporation, or Volvo, BYD, Proterra, TransPower, or Motiv have substantially greater financial resources, more extensive engineering, manufacturing, marketing and customer service and support capabilities, longer operating histories and greater name recognition than we do. As a result, our competitors may be able to compete more aggressively and sustain that competition over a longer period of time than we can. Each of these competitors has the potential to capture market share in our target market, which could have an adverse effect on our position in our industry and on our business and operating results.

19.   If we are unable to design, produce, market and sell new electric or plug-in hybrid vehicles that address additional market opportunities, our business, prospects, financial condition and operating results could be adversely affected.

We may not be able to successfully develop new commercial electric or plug-in hybrid vehicles, address new market segments or the needs of customers in our existing market, or develop a broader customer base.

20.   The demand for commercial electric and plug-in hybrid vehicles depends, in part, on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low diesel or other petroleum-based fuel prices could adversely affect demand for our vehicles, which could adversely affect our business, prospects, financial condition and operating results.

We believe that much of the present and projected demand for commercial electric and plug-in hybrid vehicles results from concerns about volatility in the cost of petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of petroleum-based fuel decreased significantly, or the long-term supply of oil to the United States improved, the government may eliminate or modify its regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels does not negatively impact the environment, the demand for commercial electric or plug-in hybrid vehicles could be reduced, and our business and revenue may be harmed. Diesel and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower diesel or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If diesel or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for commercial electric or plug-in hybrid vehicles may decrease, which could have an adverse effect on our business, prospects, financial condition and operating results.

21.   We are subject to substantial regulation, which is evolving, and unfavorable changes or any failure by us to comply with these regulations could substantially harm our business and operating results.

Our commercial electric and plug-in hybrid vehicles, the sale of motor vehicles in general and the electronic components used in our vehicles are subject to substantial regulation under international, federal, state and local laws. We have incurred, and expect to incur in the future, increased costs in complying with these regulations. Regulations related to the electric vehicle industry and alternative energy currently are evolving and we face risks associated with changes to these regulations. These risks include the following:

•	Changes to the regulations governing the assembly and transportation of lithium-ion batteries;

•	Revisions in motor carrier safety laws in the United States to further enhance motor vehicle safety generally and to ensure that electric vehicles achieve levels of safety commensurate with other cars, trucks, and buses could increase the costs associated with the component parts and the manufacture, assembly, and conversion of our vehicles; and

•	Revisions in consumer protection laws to ensure that consumers are fully informed of the particular operational characteristics of vehicles could increase our costs associated with warning labels or other related customer information dissemination.

To the extent the laws governing our business and vehicles change, some or all of our vehicles may not comply with applicable international, federal, state or local laws, and certain of the competitive advantages of our vehicles may be reduced or eliminated, which could have an adverse effect on our business. Furthermore, compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results will be adversely affected.

22.   Vehicle dealer and distribution laws could adversely affect our ability to sell our commercial electric or plug-in hybrid vehicles.

Sales of our manufactured vehicles are subject to international, state and local vehicle dealer and distribution laws. To the extent such laws prevent us from selling our vehicles to customers located in a particular jurisdiction or require us to retain a local dealer or distributor or establish and maintain a physical presence in a jurisdiction in order to sell vehicles in that jurisdiction, our business, prospects, financial condition and operating results could be adversely affected. We intend to contract with vehicle dealers to sell our manufactured vehicles but we have no assurance at this time that we will contract with vehicle dealers and distributors to sell our vehicles.

23.   We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in opening our sales, service and assembly facilities.

We and our operations are subject to national, state and/or local environmental laws and regulations, including laws relating to the use, handling, storage, transportation, disposal and human exposure to hazardous substances and wastes. Environmental and health and safety laws and regulations can be complex, and we expect that our business and operations will be affected by future amendments to such laws or other new environmental and health and safety laws which may require us to change our operations. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury and fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third party damages, suspension of production or a cessation of our operations.

24.   Our business will be adversely affected if we are unable to protect our technology from unauthorized use or infringement by third parties.

Our success depends, at least in part, on our ability to protect our core technology and know-how. To accomplish this, we rely primarily on patents, trade secret protection and employee and third party nondisclosure and non-competition agreements. We also rely on intellectual property licenses, other contractual rights and common law rights to establish and protect our proprietary rights in our technology.

Trade secrets, in particular, are difficult to protect. We rely in part on Nondisclosure, Non-Circumvention, and Non-Competition Agreements with our employees, contractors, consultants and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Any failure to protect our proprietary rights adequately could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results.

25.   We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to produce, use, develop or sell our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive infringement claims from third parties relating to our vehicles and technologies. In those cases, we intend to investigate the validity of these claims and, if we believe these claims have merit, to respond through licensing or other appropriate actions. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following:

•	Cease producing, using, developing or selling vehicles or conversions that incorporate the challenged intellectual property;

•                      Pay substantial damages;

•	Obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or

•                      Redesign our vehicles.

In the event of a successful infringement claim against us and our inability to obtain a license to the infringed technology, our business, prospects, financial condition and operating results could be adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management attention.

26.   We will use lithium-ion battery cells in connection with our products, which, if not appropriately managed and controlled, on rare occasions have been observed to catch fire or vent smoke and flames. If any such events occur in our commercial electric vehicles, we could face liability for damage or injury, adverse publicity and a potential safety recall, any of which could adversely affect our business, prospects, financial condition and operating results.

The battery packs in our manufactured or converted vehicles will use lithium-ion cells, which have been used for years in laptop computers, cell phones and electric vehicles. On rare occasions, if not appropriately managed and controlled, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials. Highly publicized incidents of laptop computers, cell phones, and Tesla electric vehicles bursting into flames have focused consumer attention on the safety of these cells. More recently, a limited number of side-impact tests carried out by the National Highway Traffic Safety Administration on non-commercial passenger vehicles containing lithium-ion batteries and thermal management systems containing liquid coolant have resulted in post-collision fires under certain conditions. These events have raised questions about the suitability of lithium-ion cells for automotive applications. There can be no assurance that a field failure of our battery packs will not occur, particularly if one of our manufactured or converted vehicles is involved in a collision, which could damage the vehicle or lead to personal injury or death and may subject us to lawsuits. Furthermore, there is some risk of electrocution if individuals who attempt to repair battery packs on our manufactured or converted vehicles do not follow applicable maintenance and repair protocols. Any such damage or injury would likely lead to adverse publicity and potentially a safety recall. Any such adverse publicity could adversely affect our business, prospects, financial condition and operating results.

27.   We may become subject to product liability claims, which could adversely affect our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We could be subject to product liability claims which could harm our business, prospects, financial condition and operating results. The motor vehicle industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our products do not perform as expected or malfunction and personal injury or death results. Our risks in this area are particularly pronounced given the limited field experience of our products. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our products which could have an adverse impact on our brand, business, prospects and operating results. We maintain limited product liability insurance at the present time. Any lawsuit seeking significant monetary damages will have an adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products.

28.   Reliance upon our directors and officers.

We are wholly dependent upon the personal efforts and abilities of our officers who will exercise control over our day-to-day affairs and upon our directors. Our officers will devote a substantial time but not less than 80% of their time to our day-to-day operation. As such, while we will solicit business through our officers, there can be no assurance as to the volume of business, if any, which we may succeed in obtaining. Further we can't be sure that our proposed operations will be profitable.

29.   Non-arms' length transactions.

The number of shares issued to one of our present shareholders for property was arbitrarily determined by us and should not be considered the product of arms' length transactions.

30.   Indemnification of officers and directors for securities liabilities.

Our Articles of Incorporation and Bylaws provide that we may indemnify any director, officer, agent and/or employee for liabilities as are specified in the Florida Business Corporation Act. Further, we purchased and maintain insurance on behalf of our officers and directors and have the power to indemnify such persons against the liability insured against. This could result in substantial expenditures by us and prevent us from recovering from our officers, directors, agents and employees for losses incurred by us as a result of their actions. Further, we have been advised that in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

31.   Because there is no public trading market for our common stock, you may not be able to resell your stock, and as a result, your investment is illiquid.

There is currently no public trading market for our common stock. Therefore there is no central place, such as stock exchange or electronic trading system, to resell your shares. If you want to resell your shares, you will have to locate a buyer and negotiate your own sale. Your investment is illiquid and there is no assurance that you will ever be able to resell your shares.

32.   Because we may issue additional shares of common stock, your investment could be subject to substantial dilution.

We anticipate that any additional funding will be in the form of equity financing from the sale of our common stock. In the future, if we issue more common stock, your investment could be subject to dilution. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us.

33.   There are legal restrictions on the resale of the common shares offered that are penny stocks. These restrictions may adversely affect your ability to resell your stock.

We anticipate that our common stock will continue to be subject to the penny stock rules under the Securities Exchange Act of 1934, as amended. These rules regulate broker/dealer practices for transactions in "penny stocks." Penny stocks are generally equity securities with a price of less than $5.00. The penny stock rules require broker/dealers to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and the broker/dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. The transaction costs associated with penny stocks are high, reducing the number of broker-dealers who may be willing to engage in the trading of our shares. These additional penny stock disclosure requirements are burdensome and may reduce all of the trading activity in the market for our common stock. As long as the common stock is subject to the penny stock rules, our shareholders may find it more difficult to sell their shares.

34.  Our future sales of our common shares could cause our stock price to decline.

There is no restriction on our ability to issue additional shares. We cannot predict the effect, if any, that market sales of our common shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales by the selling shareholders of our common shares in the public market, or the perception that our sales may occur, could cause the trading price of our stock to decrease or to be lower than it might be in the absence of those sales or perceptions.

35.  The market price of our common stock may be volatile which could adversely affect the value of your investment in our common stock.

The trading price of our common stock may be highly volatile and could be subject to wide fluctuations in response to various factors. Some of the factors that may cause the market price of our common stock to fluctuate include:

*	Fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
*	Changes in estimates of our financial results or recommendations by securities analysts;
*	Failure of any of our products to achieve or maintain market acceptance;
*	Changes in market valuations of similar companies;
*	Significant products, contracts, acquisitions or strategic alliances of our competitors;
*	Success of competing products or services;
*	Changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
*	Regulatory developments;
*	Litigation involving our company, our general industry or both;
*	Additions or departures of key personnel;
*	Investors' general perception of us; and
*	Changes in general economic, industry and market conditions.

36.   We are an "emerging growth company," and the reduced disclosure requirements applicable to "emerging growth companies" could make our common stock less attractive to investors.

We are an "emerging growth company," as defined in Section 2(a)(19)(B) of the Securities Act of 1933, as amended. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding advisory "say-on-pay" votes on executive compensation and shareholder advisory votes on golden parachute compensation. We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more; (ii) the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and (iv) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act. We will be deemed a large accelerated filer on the first day of the fiscal year after the market value of our common equity held by non-affiliates exceeds $700 million, measured on October 31.

We cannot predict if investors will find our common stock less attractive to the extent we rely on the exemptions available to emerging growth companies. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

A company that elects to be treated as an emerging growth company shall continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year during which it had total annual gross revenues of $1,000,000,000 (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement; (iii) the date on which it has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (iv) the date on which is deemed to be a 'large accelerated filer' as defined by the SEC, which would generally occur upon it attaining a public float of at least $700 million.

37.   We have elected under the JOBS Act to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies.

Under the JOBS Act, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of this extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to financial statements of companies that comply with public company effective dates.

38.   We will not be required to comply with certain provisions of the Sarbanes-Oxley Act for as long as we remain an "emerging growth company".

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made in our internal control procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an "emerging growth company" as defined in the JOBS Act. We will remain an "emerging growth company" for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an "emerging growth company" immediately.  Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an "emerging growth company." At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

39.   While we currently qualify as an "emerging growth company" under the JOBS Act, we will lose that status at the latest by the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement, which will increase the costs and demands placed upon management.

We will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year during which we had total annual gross revenues of $1,000,000,000 (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement; (iii) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (iv) the date on which we are deemed to be a 'large accelerated filer' as defined by the SEC, which would generally occur upon our attaining a public float of at least $700 million. Once we lose emerging growth company status, we expect the costs and demands placed upon management to increase, as we would have to comply with additional disclosure and accounting requirements, particularly if our public float should exceed $75 million.

40.   While we currently qualify as an "Emerging Growth Company" under the JOBS Act and we will lose that status by the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement, if we qualify as a "smaller reporting company" which we are at the present time, our non-financial and financial information will be less than is required by other non-smaller reporting companies.

Currently we qualify as an "Emerging Growth Company".  At the latest, by the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement, we will lose that qualification and be required to report as other public companies are required to report.  While we will no longer qualify as an "Emerging Growth Company", we may qualify as a "smaller reporting company".  The "smaller reporting company" category includes companies that (1) have a common equity public float of less than $75 million or (2) are unable to calculate their public float and have annual revenue of $50 million or less, upon entering the system. A smaller reporting company prepares and files SEC reports and registration statements using the same forms as other SEC reporting companies, though the information required to be disclosed may differ and be less comprehensive.  Regulation S-X contains the SEC requirements for financial statements, while Regulation S-K contains the non-financial disclosure requirements. To locate the scaled disclosure requirements, smaller reporting companies will refer to the special paragraphs labeled "smaller reporting companies" in Regulation S-K.  As an example only, smaller reporting companies are not required to make risk factor disclosure in Item 1A of Form 10-K. Other disclosure required by non-smaller reporting companies can be omitted in Form 10-K and Form 10-Q by smaller reporting companies.

41.   Because our common stock is not registered under the Securities Exchange Act of 1934, as amended, we will not be subject to the federal proxy rules and our directors, executive officers and 10% beneficial holders will not be subject to Section 16 of the Securities Exchange Act of 1934, as amended.  In addition our reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended, may be suspended automatically if we have fewer than 300 shareholders of record on the first day of our fiscal year.

Our common stock is not registered under the Exchange Act, and we do not intend to register our common stock under the Exchange Act for the foreseeable future (provided that, we will register our common stock under the Exchange Act if we have, after the last day of our fiscal year, $10,000,000 in total assets and either more than 2,000 shareholders of record or 500 shareholders of record who are not accredited investors (as such term is defined by the Securities and Exchange Commission), in accordance with Section 12(g) of the Exchange Act; as of March 28, 2012, we have less than 40 shareholders of record). As long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules. In addition, so long as our common stock is not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common stock will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4, and 5 respectively.  Such information about our directors, executive officers, and beneficial holders will only be available through periodic reports and any registration statements on Form S-1 we file. Furthermore, so long as our common stock is not registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record. This suspension is automatic and does not require any filing with the SEC. In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock in this offering. All proceeds from the sale of the shares of common stock will be received by the selling shareholders.

DETERMINATION OF OFFERING PRICE

We sold shares of common stock pursuant to the exemption from registration contained in Reg. 506 of the Securities Act of 1933, as amended. The prices were determined based upon the price an investor was willing to pay and the amount of money we were willing to accept in relation to the number of shares being issued. The price was arbitrarily determined by us in order to raise operating fees.   Shareholders will sell their outstanding shares of common stock at $0.10 per share until a market for the shares develops on the Bulletin Board operated by the Financial Industry Regulatory Authority. There is

no assurance that such a market will ever develop. Consequently, we cannot determine what the actual value of our common stock will be either now or at the time of sale. We will not receive proceeds from the sale of shares from the selling stockholders.

DILUTION

Since all of the shares of common stock being registered are already issued and outstanding, no dilution will result from this offering.

PLAN OF DISTRIBUTION; TERMS OF THE OFFERING

There are 114 selling shareholders. They may be deemed underwriters. They may sell some or all of their common stock in one or more transactions, including block transactions:

1.	On such public markets or exchanges as the common stock may from time to time be trading;
2.	In privately negotiated transactions;
3.	Through the writing of options on the common stock;
4.	In short sales; or
5.	In any combination of these methods of distribution.

The sales price to the public is fixed at $0.10 for the current outstanding shares of common stock until such time as the shares of our common stock become traded on the Bulletin Board operated by the Financial Industry Regulatory Authority or another exchange. If our common stock becomes quoted on the Bulletin Board or another exchange, then the sales price to the public will vary according to the selling decisions of each selling shareholder and the market for our stock at the time of resale. In these circumstances, the sales price to the public may be:

1.	The market price of our common stock prevailing at the time of sale;
2.	A price related to such prevailing market price of our common stock; or
3.	Such other price as the selling shareholders determine from time to time.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144. Under Rule 144 shares of our common stock can be resold by non-affiliates commencing six months after their acquisition and by affiliates, subject to volume restrictions and restrictions on the manner of sale, commencing six months after their acquisition, provided the Company was not a shell company when the shares were issued or prior thereto. A shell company is a corporation with no or nominal assets or its assets consist solely of cash and no or nominal operations. We believe we have never been a shell company having had either more than nominal assets or more than nominal operations.

The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers.

We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholders. We are bearing all costs relating to the registration of the common stock, estimated to be $30,000. The selling shareholders, however, will pay commissions or other fees payable to brokers or dealers in connection with any sale of the common stock. The selling shareholders must comply with the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934 in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may among other things:

1.  Not engage in any stabilization activities in connection with our common stock;

2.  Furnish each broker or dealer through which common stock may be offered, such as copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

3.  Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act of 1934.

There is no assurance that any of the selling shareholders will sell any or all of the shares offered by them. Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is met.

Of the 81,177,000 shares of common stock outstanding as of June 30, 2014, 39,320,000 are owned by our officers and directors and affiliated parties and may only be resold pursuant to this registration statement or in compliance with Rule 144 of the Securities Act of 1933, if Rule 144 is available for the sale thereof, of which there is no assurance.

We have not declared any cash dividends, nor do we intend to do so. We are not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render us insolvent. Dividend policy will be based on our cash resources and needs and it is anticipated that all available cash will be needed for our operations in the foreseeable future.

Section 15(g) of the Exchange Act

Our shares are covered by Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rules 15g-1 through 15g-6 and Rule 15g-9 promulgated thereunder. They impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). While Section 15(g) and Rules 15g-1 through 15g-6 apply to brokers-dealers, they do not apply to us.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules.

Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Rule 15g-9 requires broker/dealers to approve the transaction for the customer's account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement for the basis for the suitability determination; notify the customer of his or her rights and remedies in cases of fraud in penny stock transactions; and, the FINRA's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons. The application of the penny stock rules may affect your ability to resell your shares.

The application of the penny stock rules may affect your ability to resell your shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

This section of the prospectus includes a number of forward- looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

We are considered to be in the development stage, as defined in Statement of Financial Accounting Standards No. 7. We have been in the development stage since our inception. We have had two sources of revenue, have incurred operating losses since inception, and at June 30, 2014 we had a working capital deficit of $24,232.

There is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have generated nominal revenue and future revenues are not anticipated until we begin manufacturing and selling our vehicles or converting vehicles to all-electrics or plug-in hybrids.

Plan of Operation - Milestones

During the next twelve months we plan to spend funds as follows:

Preparation of Form S-1(1)	$40,000.00
Inventory (2)	$60,000.00
Employment of employees relating to installation of equipment (3)	$1,500,000.00
Cost of installation facilities (4)	$1,000,000.00
Marketing & Travel (5)	$500,000.00
Salaries (6)	$1,500,000.00
Legal & Accounting (7)	$100,000.00
Office Expenses (8)	$300,000.00
TOTAL	$5,000,000.00

(1)	Costs related to accounting and legal fees relating to this Form S-1 registration statement.
(2)	Costs related to inventory.
(3)	Costs of employees installing inventory.
(4)	Costs related to opening installation facilities.
(5)	Costs related to marketing, travel and trade shows.
(6)	Salaries to be paid to officers and administrative personnel of the corporation.
(7)	Costs for legal, accounting and auditing services.
(8)	Costs of stationary, mail, telephone & other office supplies.

We intend to obtain the capital necessary to accomplish the foregoing from sales of our common stock in private placements, through loans from third parties, and from revenues generated from the operation of our business. There is no assurance, however, that we will sell common stock, borrow any money, or generate revenues from the operation of our business.

Limited Operating History - Need for Additional Capital

Our plan and focus during the next twelve months includes selling our products and installing the same in existing motor vehicles. As of the date of this prospectus we have developed six proto-type vehicles: a plug-in electric hybrid Dodge Ram 1500, a plug-in electric hybrid Ford Mustang, an all-electric Ford Ranger, an all-electric Ford F150, an all-electric supercar, and one Blue Bird all-electric school bus.  We have not sold any of our manufactured vehicles to anyone although we converted and delivered a Blue Bird school bus that generated nominal revenue and converted and delivered a 2012 VW Tiguan.

We recently moved our manufacturing facility in Bradenton, Florida and are looking to move our main offices and facility to Southern California. We are subleasing a manufacturing facility in Milpitas, California. We will begin advertising our products and anticipate installing the same in motor vehicles this year.

For a commercial fleet truck, the cost of a completed conversion system, which includes a drive shaft, controller, batteries, cables, display monitor, motor mount, electronics and a battery management system (BMS), is $25,000.00. We intend to retail the equipment and install the same for $35,000.00. For a school bus the cost of conversion is $170,000.00 and we intend to retail the complete conversion and install same for $225,000.00. For new electric school buses the total cost including installation will be approximately $220,000.00 and the retail cost will be $250,000.00.

Depending on the demand and our success, we will open a third facility in the San Joaquin, California area.

If demand for our products increases, we intend to set up franchises to sell the products within limited geographical areas.

For us to be successful, we will have a continual need for additional capital through loans or sale of equity securities. We believe the funds we currently have will allow us to maintain operations for one year, however, we must start selling our products to consumers.

Private Placements

Since our inception we have sold 81,177,000 shares of common stock to 114 individuals. We have relied on federal exemptions contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act") and Regulation 506 promulgated there under as well as various state law exemptions.

BUSINESS

GENERAL

We were incorporated in the State of Florida on August 6, 2012. Our business office is located at 1181 Cadillac Court, Milpitas, California 95035. Our mailing address is 171 Mail Street, #105, Los Altos, CA 94022. Our telephone number is (415) 562-6603.

We are a development stage business formed to develop, manufacture, market and franchise a series of four automotive devices that will allow a fleet manager to convert his or her motor vehicles from internal combustion operation to all-electrics or plug-in hybrids. Once the electric drive shaft, controller, BMS, batteries, cables, display monitor, motor mount, and electronics components are installed, the vehicle is capable of being driven as an all-electric or a plug-in hybrid, depending on the choice of the fleet manager.

THE DEVICES

The four major automotive devices we intend to develop, manufacture, market and franchise are:  (1) electric drive shaft; (2) a controller; (3) batteries; and, (4) a battery management system.

The Drive Shaft

The Drive Shaft was invented by Edward Monfort, our CTO and a member of the Board of Directors. A patent was issued on May 1, 2012 (No. 8,169,115). Mr. Monfort assigned the patent to ADOMANI on September 21, 2012. The Drive Shaft is designed for installation on all rear-wheel drive vehicles.

The Controller

The controller is a DC controller using multiple inputs and outputs. The controller's software allows the vehicle to idle and has many safety feature incorporated in the system. It also includes a soft shut off mode through a battery voltage monitoring program. The controller can handle anything from 500 to 1000 amps of DC power at over 300 volts giving it the ability to move and power a small mini truck to a Class A type vehicle.

The Batteries

The batteries are prismatic type batteries for easy repair and install. Our batteries will produce 50 to 600 amps per cell. Other batteries can be pouch or a cylindrical type in a prismatic fashion for easy repair and install. Future batteries will use multiple chemistries creating both low and high output to match the driving habits of different style drivers and vehicles. We will also use LTO batteries for quick charging.

The Battery Management System

The battery management system (BMS) has full programmable features allowing management for many different types of cells and manage the highest and lowest recommended setting for each cell and voltage parameters. The main BMS balances the batteries and monitors and analyzes each and every cell.  Our BMS is not like any other BMS on today's market. We create a perfect top balance. Once the main

BMS is finished within the programmed time, the secondary BMS creates a sequence of events that manages each cell to the fullest and safest charge and then shuts off. This creates a BMS unlike any other BMS in the industry and surpasses the abilities of even the infamous A123 battery packs.

TESTING

We have conducted independent performance tests of the drive shaft, the controller, the BMS, and the batteries. The tests established that the drive shaft, controller, BMS, and batteries improve fuel economy and reduce carbon monoxide and hydrocarbon emissions.

MANUFACTURING

We intend to purchase the drive shaft and controller from select manufacturers. Manufacturers consist of warp drives and motors include, NetGain Technologies, Evnetics Solitron, Roehrs Industries, 808 Metal Fabrication, and ME Blower. The batteries are currently manufactured by CALB, GBS, Sinopoly, Orion BMS, Tornado, Pearson, Heter, and McMaster Carr. We believe there are a number of manufacturers who are capable of producing the drive shaft and controller. Raw materials for the drive shaft and controller are readily available from numerous sources. Our founders have spent in excess of $500,000.00 during the four years prior to our incorporation in developing the drive shaft, controller, batteries, and BMS.

DISTRIBUTION

We intend to distribute products to regional sights for installation into the motor vehicle.

PARTNERSHIPS/TEAMING AGREEMENTS

Silicon Turbines Systems Inc. ("STS")

STS is a breakthrough-patented technology that has the potential to generate electricity "on a chip" by forcing magnetic flux through millions of coils on a microprocessor "like" platform situated on a superconducting thinfilm. Required infrastructure including power electronics and housing dictates that the smallest economical viable system would be a 3kw power generator unit with a dimension of ~ 1 cubic meter.

For ADOMANI a 6kw unit mounted in a vehicle would reduce the battery requirement. Calculations suggest that the battery needs would be reduced to ~ 10% of what is currently used, while increasing range up to 10x beyond what is currently projected by other new emerging technologies. This dramatic increase in range and reduced battery dependence will differentiate ADOMANI from others in their market of interest, all of which are dependent on how battery technologies incrementally improve over time. ADOMANI will have an exclusive worldwide license to use and manufacture STS technologies in our field of use markets. ADOMANI has entered into a licensing agreement with STS whereby ADOMANI, for the investment of $3,000,000.00, will be granted a 10-year worldwide exclusive in the transportation industry plus 15% of the common stock of STS.

A-Z Bus Sales, Inc. ("A-Z")

A-Z is a transportation dealer-distributor serving the education, government, public sector, commercial and private fleet markets with a broad portfolio of bus and fire apparatus solutions. The employee-owned company specializes in green alternative fuel products. A-Z provides sales, service, parts, and financing for both new and pre-owned buses and vans, fire engines and fire trucks, as well as emissions compliance services like diesel particulate filter retrofits for buses and trucks.

A-Z was founded in 1976 in Phoenix, Arizona. In 1984 A-Z expanded into Southern California with the establishment of A-Z Bus Sales, Inc. in Ontario. Three years later, Blue Bird, the premier school and commercial bus manufacturer in the United States, awarded their Southern California distributorship to A-Z Bus Sales. A decade after expanding into California, A-Z acquired the Blue Bird distributorship for Northern California in Sacramento. A-Z now distributes buses in two states, with large parts warehouses, service facilities and sales organizations in Southern and Northern California. A-Z has been the recipient of Blue Bird's coveted "President's Award" for outstanding product representation every year since 1988. ADOMANI and A-Z have entered into a Teaming Agreement where both companies have pledged to work together on the conversion, marketing and selling of school buses and other vehicles.

Efficient Drivetrains, Inc. ("EDI")

EDI has positioned itself as a global leader in advanced, high-efficiency PHEV (Plug-in Hybrid Electric Vehicle) and CVT (Continuously Variable Transmission) solutions, by providing ADOMANI with highly innovative products, services, and technologies, thereby enabling ADOMANI to build the most efficient and affordable HEV, PHEV, and EVs available in the market. EDI develops complete drive train solutions and offers critical electrical and mechanical components, controllers and control software, and the related technical services. In addition, EDI has also developed technology and designs for new types of CVTs which are the most efficient and largest capacity transmissions of their type in the industry today. EDI's CVTs are ideal for many transportation and industrial applications.

EDI's hybrid electric drive train systems and technologies provide significant cost and efficiency advantages by using both parallel and series drive train architectures, unique components, and proprietary control software and algorithms. EDI's products have direct applications in PHEV vehicles, Hybrids, and EVs, across nearly all platforms classes and configurations including light, medium, and heavy-duty market opportunities. ADOMANI and EDI have collaborated together in a Teaming Agreement to develop drive train or CVT solutions which are optimized for their vehicle performance and market requirements. ADOMANI will be licensing and purchasing EDI's technology and ADOMANI will be a manufacturing and marketing arm for EDI.

Wheatridge Manufacturing ("WM")

WM was founded in 2010 by four industry experienced executives with over 150 years of experience in automotive and industrial engineering, manufacturing, sales and dealer distribution expertise. WM is located northwest of the Dallas metroplex in Denton, Texas and operates in a 41,000 square feet production facility that includes numerous capabilities including:

•	Chassis Design & Manufacturing
•	Truck Manufacturing
•	Fabrication Design Engineering
•	Laser Cutting & Custom welding
•	Steel Stamping & Grinding-Polishing

WM is a vertically integrated manufacturer that will launch a Class 6-7 COE truck in late 2014. The truck is branded the PATRIOT and is ideally suited for a wide range of COE applications including street sweeper, paint stripper, beverage, rack or stake bed, single axle van, high profile semi, furniture, refuse, city delivery and refrigerated van service. The PATRIOT offers many unique custom design features and benefits including but not limited to dual steer option, vertical exhaust installation, spacious interior cab storage and convenient maintenance features such as: battery access, custom designed heavy duty bumpers and user friendly fluid fill locations. ADOMANI and WM have entered into a Teaming Agreement where ADOMANI will develop the electric drive train for the PATRIOT and will also sell the PATRIOT. ADOMANI plans on purchasing these cabover rollers and equip same with our patented electric drive train, motor, controller, batteries, and BMS.

DEFECTIVE PRODUCT ALLOWANCE

We intend to pay the manufacturer of our equipment a fee of up to 4% of the net cost for a one- year warranty on parts and labor at their location.

EMPLOYEES

We have three full-time employees, Jim Reynolds, our CEO/President, Edward Monfort, our Chief Technology Officer and founder, and Kevin G. Kanning, our Chief Operating Officer.

LEGAL PROCEEDINGS

We are not involved in any pending legal proceeding.

PATENTS

We have been issued the following patent in connection with our products:

Patent Number, 8,169,115
Date Issued, May 1, 2012
Inventor, Edward R. Monfort

On September 19, 2012, Edward R. Monfort assigned all of his right, title and interest in and to Patent No. 8,169,115 to ADOMANI, Inc. Patent No. 8,169,115 covers a motor distribution system.

We have two patents pending at the United States Patent and Trademark Office.

One of the patent applications is for the Direct Current Regeneration System. The Invention relates to a direct current regeneration system and more particularly pertains to operating small alternating current generator motors from an electric direct current motor and for converting the output of the generator motors into direct current for charging components such as the batteries or capacitors, to power the electric motor.

OUR CUSTOMERS

Currently, we have two customers, Faraci Art & Design, LLC and Breathe California of the Bay Area. We intend to initially focus our attention to converting school and commercial buses owned by school districts, transit authorities, and private companies to all-electrics and manufacturing new all-electric school buses. Eventually, we intend to expand to industry-leading companies and government entities that operate substantial, depot-based, medium-duty commercial vehicle fleets in the food & beverage, utility, telecommunications, retail, grocery, parcel and postal delivery, bus, logistic, short haul, facilities management, airport operations and military and government sectors. We also intend to convert off-road agricultural tractors to all-electrics.

Our primary focus today is school buses. We have entered into a Teaming Agreement with A-Z Bus Sales, Inc. to work together in marketing and converting school buses to all-electrics and/or plug-in hybrids. A-Z Bus Sales, Inc. is one of the largest school bus distributors of new and used buses in the United States. Its corporate headquarters is located in Colton, California.  It has facilities in Colton, Fresno, and Sacramento California.

SALES, MARKETING AND DISTRIBUTION

We have not begun marketing our products, but intend to do so, on a website which has been developed. We have the web name: http://adomanielectric.com.

Currently, our operations are promoted by our four directors, Jim Reynolds, Edward Monfort, Kevin G. Kanning, and Robert E. Williams. We intend to expand our marketing and sales force as we open our sales, service and assembly facilities. Each facility will have a team of dedicated marketing and sales employees with responsibility for the geographic region in which the facility is located. As a result, we believe we can efficiently and cost-effectively build out our marketing and sales network.

We will focus our marketing efforts on increasing brand awareness, generating demand for our products, communicating product advantages and generating qualified leads for our sales force. We intend to rely on a variety of marketing vehicles, including participation in industry conferences and trade shows, public relations, industry research and our collaborative relationships with our business and teaming partners to share our technical message with customers.

COMPETITION

The power conversion vehicle market is highly competitive and we expect it to become even more so in the future as additional companies launch competing products and vehicle offerings. We compete with other alternative energy technologies, such as natural gas and hybrid technologies. These competitors include Ford, which produces the Ford Transit Connect EV®; Navistar, which produces the Navistar eStar®; Freightliner, which produces the MT E-CELL; Odyne Systems, which produces plug-in hybrid heavy- and medium-duty trucks; ZeroTruck, which produces an all-electric medium-duty truck; Electric Vehicles International, which produces an all-electric walk-in van and light- and medium-duty commercial electric trucks; Boulder Electric Vehicles, which produces all-electric delivery vans, flatbed trucks and service vehicles; BYD which manufactures new electric transit buses; Proterra, which manufactures new electric transit buses; TransPower which converts Type D school buses; and Motiv, which converts Type A school buses.

We believe that we will distinguish ourselves from our competitors by our patented process and our conversion price will be less than their prices.

GOVERNMENTAL PROGRAMS AND INCENTIVES

We believe that the availability of government subsidies and incentives currently is an important factor considered by our customers when purchasing our vehicles, and that our growth depends in part on the availability and amounts of these subsidies and incentives. Over time, we believe that the importance of the availability of government subsidies and incentives will decrease, as we continue to reduce the upfront cost of our vehicles. In order to help ensure that we and our customers benefit from available subsidies and incentive programs in both the United States, Canada, Mexico, Asia and in Europe, we have incentive specialists that work directly with our sales team and our customers on these issues.

U.S./State/Local programs and incentives

California Hybrid Truck and Bus Voucher Incentive Program

We believe our customers will be eligible for purchase under HVIP. HVIP is a partnership between the California Air Resources Board ("CARB"), and CALSTART, the purpose of which is to help speed the early market introduction of clean, low-carbon hybrid and electric trucks and buses. Under HVIP, dealers and fleet operators may request vouchers from HVIP on a first-come first-serve basis, up to the funding amount available for that year, to reduce the cost of purchasing hybrid and zero emission medium- and heavy-duty trucks and buses. HVIP vouchers range in amount from $6,000 to $110,000, depending on the gross vehicle weight of the purchased vehicle and the number of vehicles purchased. School buses would be entitled to $95,000 to $110,000 for each new school bus.

HVIP funds the purchase of only fully commercialized hybrid and zero emission trucks and buses. Vehicles still in the demonstration or evaluation stage are not eligible for inclusion in HVIP. Vehicle manufacturers must apply to have their hybrid and zero emissions trucks and buses included in HVIP's voucher program. Once a make and model is included in the program, the manufacturer is not required to submit a full application for the succeeding year's program unless the vehicle has been modified. We intend to comply with the HVIP guidelines and qualify our school buses and vehicles for the HVIP vouchers.

California Air Resources Board ("CARB")

CARB gathers air quality data for the State of California, ensures the quality of this data, designs and implements air models, and sets ambient air quality standards for the state. CARB compiles the state's emissions inventory and performs air quality and emissions inventory special studies. CARB uses the Emissions Inventory and Air Quality Models to evaluate air quality and reduce emissions in each of the 35 local air districts.

CARB has programs and awards hundreds of millions of dollars in grants to reduce emissions from on- and off-road vehicles and equipment. CARB is responsible for program oversight. CARB awards grants and funds through the Air Quality Improvement Program (AB 118); the Carl Moyer Program; the Voucher Incentive Program for enhanced fleet modernization and emission reduction; and the Lower-Emission School Bus Program/School Bus Retrofit and Replacement Account.

California Energy Commission ("CEC")

The goal of the CEC is to mitigate greenhouse gas emissions and reduce the impact of climate change. In 2006 the Legislature passed and then Governor Arnold Schwarzenegger signed two landmark pieces of legislation with far-reaching implications for energy policy. The most comprehensive is Assembly Bill 32, the California Global Warming Solutions Act of 2006, which sets an economy-wide cap on California greenhouse gas emissions at 1990 levels by no later than 2020. This is an aggressive goal that represents approximately an 11 percent reduction from current emissions levels and nearly a 30 percent reduction from projected business-as-usual levels in 2020. Thirty-eight percent of the state's greenhouse gas emissions is attributable to the transportation sector. In 2007, Assembly Bill 118 created the Alternative and Renewable Fuel and Vehicle Technology Program. The program is intended to increase the use of alternative and renewable fuels and innovative technologies that will transform California's fuel and vehicle types to help attain the state's climate change policies. AB 118 authorizes the Energy Commission to provide approximately $100 million annually as incentives to public agencies, vehicle and technology consortia, businesses, public-private partnerships, workforce training partnerships and collaboratives, fleet owners, consumers, recreational boaters, and academic institutions for projects that: Develop and improve alternative and renewable low-carbon fuels; Optimize alternative and renewable fuels for existing and developing engine technologies; Improve light-, medium-, and heavy-duty vehicle technologies; and Retrofit medium-and heavy-duty on-road and non-road vehicle fleets.

Air Quality Management Districts ("AQMD")

AQMD are responsible for controlling emissions primarily from stationary sources of air pollution. These can include anything from large power plants and refineries to the corner gas station. Seventy-five percent of emissions come from mobile sources–mainly cars, trucks and buses, but also construction equipment, ships, trains and airplanes. Local AQMD develop and adopt an Air Quality Management Plan, which serves as the blueprint to bring the respective areas into compliance with federal and state clean air standards. Rules are adopted to reduce emissions from various sources, including specific types of equipment, industrial processes, paints and solvents, even consumer products. Permits are issued to many businesses and industries to ensure compliance with air quality rules. Local AQMDs award grants to help reduce emissions in their local communities.

Clean Cities

Clean Cities is a program administered by the DOE's Office of Efficiency and Renewable Energy, Vehicle Technology Program. According to the DOE, the mission of Clean Cities is to advance the energy, economic, and environmental security of the United States by supporting local decisions to adopt practices that reduce the use of petroleum in the transportation sector. Clean Cities is a government-industry partnership. Under the program, public and private stakeholders from businesses, city and state governments, the automotive industry, fuel providers, and community organizations form coalitions throughout the country, which then work with the DOE to establish a plan for reducing petroleum consumption in their respective geographic areas.

Diesel Emissions Reduction Act funding

The National Clean Diesel Funding Assistance Program, which is administered by the EPA National Clean Diesel Campaign, provides funding under the Diesel Emissions Reduction Act for projects that seek to reduce emissions from existing diesel engines. Eligible applicants include U.S. regional, state and local agencies that have jurisdiction over transportation or air quality and certain nonprofit institutions that provide pollution reduction or educational services to owners and operators of diesel fleets or that have as their principal purpose the promotion of transportation or air quality. Among the eligible uses of funding under this program are the purchase of buses and medium and heavy-duty trucks that result in reduced diesel emissions.

Congestion Mitigation and Air Quality Improvement Program

The Congestion Mitigation and Air Quality Improvement program, or CMAQ, which is jointly administered by the DOT Federal Highway Administration and Federal Transit Administration, provides funding to states to support surface transportation projects and other related efforts that contribute air quality improvements and provide congestion relief. CMAQ funding is allocated to the states annually based on a statutory formula that is based on population and air quality classification as designated by the Environmental Protection Agency, or EPA. Each state's transportation department then is responsible for distributing the funds. State transportation departments may spend CMAQ funds on projects that reduce ozone precursors, and at least 16 states have used CMAQ funds for alternative fuel vehicle projects (such as purchasing electric or hybrid vehicles).

Other state incentives

A number of states and municipalities in the United States, as well as certain private enterprises, offer incentive programs to encourage the adoption of alternative fuel vehicles, including tax exemptions, tax credits, exemptions and special privileges. For example, Maryland has introduced a voucher program that provides financial assistance for the purchase of electric trucks registered in that state, and Arizona exempts use tax and lowers registration fees for the purchase of an electric vehicle. Other states, including Colorado, Georgia, Utah, Florida and West Virginia, provide for substantial state tax credits for the purchase of electric vehicles.

GOVERNMENT REGULATION

Our products are designed to comply with a significant number of governmental regulations and industry standards, some of which are evolving as new technologies are deployed. Government regulations regarding the manufacture, sale and implementation of products and systems similar to ours are subject to future change. We cannot predict what impact, if any, such changes may have upon our business. We believe that our vehicles are in conformity with all applicable laws in all relevant jurisdictions.

Emission and fuel economy standards

Government regulation related to climate change is under consideration at the U.S. federal and state levels. The EPA and the National Highway Traffic Safety Administration, or NHTSA, issued a final rule for greenhouse gas emissions and fuel economy requirements for trucks and heavy-duty engines on August 9, 2011, which will have an initial phase in starting with model year 2014 and a final phase in occurring in model year 2017. NHTSA standards for model year 2014 and 2015 will be voluntary, while mandatory standards will first come into effect in 2016.

The rule provides emission standards for CO2 and fuel consumption standards for three main categories of vehicles: (i) combination tractors, (ii) heavy-duty pickup trucks and vans, and (iii) vocational vehicles. According to the EPA and NHTSA, vocational vehicles consist of a wide variety of truck and bus types, including delivery, refuse, utility, dump, cement, transit bus, shuttle bus, school bus, emergency vehicles, motor homes and tow trucks, and are characterized by a complex build process, with an incomplete chassis often built with an engine and transmission purchased from other manufacturers, then sold to a body manufacturer.

The EPA and NHTSA rule also establishes multiple flexibility and incentive programs for manufacturers of alternatively fueled vehicles, including an engine averaging, banking and trading, or ABT, program, a vehicle ABT program and additional credit programs for early adoption of standards or deployment of advanced or innovative technologies. The ABT programs will allow for emission and/or fuel consumption credits to be averaged, banked or traded within defined groupings of the regulatory subcategories. The additional credit programs will allow manufacturers of engines and vehicles to be eligible to generate credits if they demonstrate improvements in excess of the standards established in the rule prior to the model year the standards become effective or if they introduce advanced or innovative technology engines or vehicles.

Vehicle safety and testing

The National Traffic and Motor Vehicle Safety Act of 1966, or the Safety Act, regulates motor vehicles and motor vehicle equipment in the United States in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable motor vehicle safety standards established by NHTSA. Meeting or exceeding many safety standards is costly, in part because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it determines that the vehicles do not comply with a safety standard. Should we or NHTSA determine that either a safety defect or noncompliance exists with respect to any of our modified vehicles, the cost of such recall campaigns could be substantial.

Battery safety and testing

Our battery packs conform to mandatory regulations that govern transport of "dangerous goods," which includes lithium-ion batteries that may present a risk in transportation. The governing regulations, which are issued by PHMSA, are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations, and related UN Manual of Tests and Criteria. The requirements for shipments of these goods vary by mode of transportation, such as ocean vessel, rail, truck and air.

Our battery suppliers have completed the applicable transportation tests including:

•                     Altitude simulation, which involves simulating air transport;
•                     Thermal cycling, which involves assessing cell and battery seal integrity;
•                     Vibration, which involves simulating vibration during transport;
•                     Shock, which involves simulating possible impacts during transport;
•                     External short circuit, which involves simulating an external short circuit; and
•	Overcharge, which involves evaluating the ability of a rechargeable battery to withstand overcharging.

INTELLECTUAL PROPERTY

Our success depends in part on our ability to protect our core technology, to operate our business without infringing the intellectual property rights of others and to prevent others from infringing our intellectual property rights. To protect our core technology, we rely primarily on patents, trade secrets, including know-how, and employee and third party Nondisclosure, Non-Circumvention and Non-Competition Agreements. We also rely on intellectual property licenses, other contractual rights and common law rights to establish and protect our proprietary rights in our technology.

OUR OFFICE

Our office is located at 1181 Cadillac Court, Milpitas, California 95035. Our mailing address is 171 Main Street, #105, Los Altos, CA 94022.  Our telephone number is (415) 562-6603. Our sublease is predicated upon our Teaming Agreement with EDI. For our agreement to manufacture, market and sell for EDI, EDI allows ADOMANI to use its corporate headquarters at no cost to ADOMANI. We intend to establish a separate office in Southern California in the near future. As of the date hereof, we have neither selected a location for our new office in Southern California nor entered into negotiations with anyone for a new office.

MANAGEMENT

Officers and Directors

Each of our directors serves until his or her successor is elected and qualified. Each of our officers is appointed by the Board of Directors and serves until he or she resigns or is replaced. The Board of Directors has no nominating, auditing or compensation committees.

The names, addresses, ages and positions of our present officers and directors are set forth below:

Name and Address	Age	Position(s)

Jim Reynolds 1181 Cadillac Court Milpitas, CA 95035	68	CEO/President and a member of the Board of Directors

Edward Riggs Monfort 1181 Cadillac Court Milpitas, CA 95035	48	CTO, Treasurer, and a member of the Board of Directors

Robert E. Williams 1181 Cadillac Court Milpitas, CA 95035	56	Vice President and a member of the Board of Directors

Kevin G. Kanning 1181 Cadillac Court Milpitas, CA 95035	48	Chief Operating Officer, Secretary, and a member of the Board of Directors

Jim Reynolds

Mr. Reynolds accepted a position on our Board of Directors on July 1, 2014 and became our CEO/President on September 1, 2014. A graduate of Pepperdine University with a B.A. in Business Administration, Mr. Reynolds is a results-oriented leader with extensive sales, operations, financial, marketing, and transaction-oriented experience complemented by strong strategic, analytical and interpersonal skills. Jim has demonstrated an ability to provide strong motivational leadership, develop and implement strategic initiatives, interact with all levels of management, and devise innovative solutions to multi-industry business issues. Jim worked for A-Z Bus Sales, Inc. since 2001. From 2010 until June 30, 2014 he was the CEO/President of A-Z responsible for the profitable growth and day-to-day activities of sales, operating and finance for the largest California based bus dealer with multiple locations and directly reported to the Board of Directors. While at A-Z, Mr. Reynolds changed the culture and focus of A-Z from a "school bus" company to a diversified company involved in all phases of transportation solutions. From 2010 through June 30, 2014 A-Z's new school bus business grew by 20% while other areas and new ventures grew by 45%. As CEO, Jim concentrated on 3-5 year strategic planning, corporate health, asset management and business development. He worked closely with State, Federal and Local agencies with an excellent understanding and intimate involvement in written specs and market funding programs to school districts throughout the state of California. From 2006 until 2010 he was the President of A-Z and developed strategic plans to grow the business, ensure development of senior staff, generate new business, perform day-to-day management and explore business opportunities. He increased sales from $46M to more than $100M year-over-year. Prior to his tenure as the President of A-Z, Mr. Reynolds also held positions of Vice-President and General Manager and Vice-President of New Bus Sales. Before starting at A-Z in 2001, he was the Regional Manager of Tyco Corporation and managed direct sales, where he increased margins by 30% and added more than 100 new accounts during this period for this manufacturer and distributor of High-Tech security networks. And, from 1983 through 1999 he was the President of National Communications Inc. growing the business from inception to more than 3,000 customers on a monthly recurring revenue program for this distributor of two-way communications equipment. Mr. Reynolds successfully managed this national provider of cellular service for the largest reseller in California.

Mr. Reynolds is on the Board of Advisors of Perera Construction and Platinum Equipment (ABC School Equipment). He was also on the Dealer Advisory Committee of Blue Bird Corporation. Mr. Reynolds is a member of the School Transportation Coalition Committee, the CalAct Professional Association in the Commercial & Transit Space, and CASBO & CASTO, an association for development of school transportation officials and directors.

Edward R. Monfort

Edward R. Monfort was our CEO/President and a member of the Board of Directors since our inception on August 6, 2012. Upon Mr. Reynolds accepting the position of CEO/President in September 2014, Mr. Monfort accepted the position of Chief Technology Oficer. Mr. Monfort continues to be our Chairman of the Board of Directors. Since 2006, Mr. Monfort has been developing systems that combine old technology gas and diesel engines with the new electric drive shafts and nano batteries.

In 1998 Monfort began designing the first ever Cryogenic Thermal Cycling machine, designing the machine in such a fashion that it was very easy to control, insulated to NASA specs at a very low cost, and actually had a convection system that worked in sub zero and intense heat applications - all for under $50K. Monfort's added convection system to the Cryogenic Thermal Cycling chamber was the key to this invention, and allowed the temperature to go from -300F to +300F within minutes, while controlling the temperature within a 10th of a degree. This Cryogenic Thermal Cycling invention allowed consumers and engineers to temper metals, making them stronger and longer lasting, giving the metal a memory, allowing it to maintain tolerances in extreme situations, and provide more ways to research and develop super metals for the world. Mr. Monfort received a Patent for his Cryogenic Thermal Cycling machine and called it COLDfire. The patent was awarded to Monfort in December 2001, which he sold in September 2004 to a multi billion-dollar company out of Texas called NCH Corp.

Mr. Monfort is a graduate of Western Carolina University with a Bachelor of Science degree in finance. Mr. Monfort filed a Chapter 7 Bankruptcy Petition in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division, in November 2010, Case No.  8:10-bk-27250-MGW and was discharged on May 4, 2011.

Robert E. Williams

Robert E. Williams has been our Vice President and a member of our Board of Directors since November 1, 2012.  Robert E. Williams is a native Californian, born in San Francisco, with over thirty years experience in management, purchasing, and inventory control. Mr. Williams is the Senior Production Manager for Event Beverage Solutions, a full-service beverage catering and event manager for venues, concert tours, major sporting events, and corporate clients. Mr. Williams managed the purchasing and inventory of the Superbowl VIP Tailgate Party (2004-2013), BNP Parribas Tennis Open (2004-2014), Bob Hope Golf Classic (2000-2005), Amgen Bike Tour of California (2006-2014), Coachella Valley Music Festival (2001-2014), Stagecoach Music Festival (2009-2014), Outsidelands (2008-2014), Electric Forest (2012), and Electric Zoo (2010-2012). In addition, Mr. Williams has also opened and/or managed music venues including The Greek Theater at UC Berkeley (1999-2007), Bill Graham Civic Auditorium (2010-2014), and The Warfield of San Francisco (2010-2014).

Kevin G. Kanning

Kevin G. Kanning has been our Chief Operating Officer and Secretary and a member of the Board of Directors since November 1, 2012. Kevin Kanning's background spans finance, management, real estate, construction, business development and recruitment industries. He has participated in, and recruited for, numerous angel investment-financing rounds for Silicon Valley "disruptive technology" start-up companies. Mr. Kanning has built, managed and trained both inside/outside sales teams specific to the real estate industry and provided large project, construction management. He has extensive experience in business development, contract negotiation, product development and sales and marketing.  From 2005 through 2009 Mr. Kanning helped Voelker Sensors, Inc., a "real-time" oil quality sensor company in its business planning and operation. In 2009 he became the COO of Greentech Mining, Inc., an ion-exchange technology focused mining and refining company that targets challenging, often "refractory," precious metal ore bodies.

ADVISORS

Each of the following advisors was granted an option to acquire from 100,000 up to 250,000 restricted shares of our common stock at an exercise price of $0.10 per share as consideration for advising us on corporate matters.

Matthew J. Neher

Mathew J. Neher is the founder and Chief Executive Officer of Greentech Mining Inc. He has experience working with local, state and federal government agencies. Mr. Neher is a serial entrepreneur and seasoned executive with more than 15 years of experience in corporate governance and business development. Prior to co-founding Greentech Mining Inc., Mr. Neher was the Vice President of Wherify Wireless from 1997 through 2008 and played a part in taking the company public. Wherify's Child Locator watch was recognized by the Smithsonian Institution Museum placing it into permanent display as the world's first commercial personal GPS tracking device.  Having led the teams that successfully launched products and services in over 19 countries, Mr. Neher has an extensive knowledge base that includes business development, sales and marketing, channel management, contract manufacturing and in country logistics. Mr. Neher is also an expert in transportation safety, security and surveillance and is the CEO of TacticalCanopy, Inc.

Frank Roberts

Frank Roberts has a varied business background from farming, road and building construction, heavy equipment, construction equipment rental, sales and leasing, gas and oil exploration, development and mining, investor relations, management, business development, corporate governance, advising and conferring with accountants, auditors, lawyers, brokers and regulators in taking companies public, and finally business consulting.  Mr. Roberts founded Steeplejack Services in 1970, a private company that manufactured, rented and leased construction and related equipment from eight locations across Canada. He served as officer, director, and owner until 1984. During 1977 until 1984 he also served as an officer and director of Ice Station Resources, a public company with gas and oil exploration and development in Canada, Texas, Oklahoma, and New Mexico. From 1989 to 2005 Mr. Roberts was an officer and director with Vangold Mines, a public company with mineral exploration in Canada and Africa and with two operating gold mines. In 1984 Mr. Roberts established RSM Investor Network where, until 2008, he assisted public and private companies with management and corporate governance and specialized in taking companies public. Mr. Roberts has also served as a director on a number of public companies. Since 2009 he has worked as a private business consultant.

Jeffrey Rossney

Jeffrey Rossney's background spans electronic technology, electrical engineering, computer science, robotics, technical training, and management. He has participated in the development of hardware and software for automated equipment testing in the telecommunications and power management industries as well as developing robotic assembly lines to increase efficiency in production facilities. Mr. Rossney has assisted in the design, testing, training, and repair of gyro-stabilized surveillance equipment purchased by the U.S. Military for use in the Iraq and Afghanistan wars. From 2005 through 2009 Mr. Rossney was the Lead Service Technician for Lockheed Martin Gyrocam Systems, responsible for assembling, testing, and repairing gyro-stabilized surveillance systems for the U.S. Military and other Federal, State, and local governments. In 2009 Mr. Rossney was promoted to the training department as Lead Trainer, where he developed training documents, class curriculum, and testing for all Field Service Technicians.

Erik Juntunen

Erik Juntunen's background spans product design & development, engineering, prototyping and manufacturing. He has been involved in numerous industries such as land and ground vehicle based military surveillance systems, medical tools, telecommunications equipment, fishing tools and ruggedized tablet computers. From 2000 thru 2002 Mr. Juntunen worked for Robrady Design, a product design firm in Sarasota, FL. While employed at Robrady Design he worked on various product development projects for Polaris Industries, Dell, Vectix, and numerous start-up companies. From 2003 through 2009 he worked for Gyrocam Systems LLC, a developer and manufacturer of gyrostabilized surveillance camera systems used by various branches of the U.S. Military, Royal Canadian Mounted Police, U.S. Customs & Border Patrol, local and state police, the Drug Enforcement Administration and the U.S. Marshals. The primary application of the equipment was for IED bomb detection, covert surveillance, intelligence, search & rescue. After serving various increasing roles within Gyrocam Systems, he continued to be part of a growing product development team responsible for developing real solutions to improve the product design and performance, reduce manufacturing costs, and secure new vendors. Gyrocam Systems was acquired by Lockheed Martin Corporation in 2009 and Mr. Juntunen worked with Lockheed Martin until 2013.

Peter A. Gregg

Mr. Gregg is a 1973 graduate of Stanford University with a degree in electrical engineering. After graduating from Stanford, Mr. Gregg held engineering, marketing and sales management positions from 1973-1984 at Teledyne and Advanced Micro Devices (AMD) where he was last Director European Sales. Between 1984-1989, he started and ran the major accounts program at VLSI Technology. From 1989-2000 he did the same job at Xilinx Inc. In 2000 Peter joined Norcomp Incorporated in Silicon Valley as a manufacturer's representative where he was a Partner/VP. In late 2011 he sold his interest in Norcomp and retired. Norcomp became one of the largest manufacturer's representatives in the Silicon Valley under Mr. Gregg's watch. Mr. Gregg agreed to come out of retirement to become an Advisor to ADOMANI in November 2012.

Bill Goldberg

Bill Goldberg was an All-SEC and All-American Nose Guard at the University of Georgia. When his career as a Bulldog was over, Mr. Goldberg played professional football for the Los Angeles Rams, Atlanta Falcons, and Carolina Panthers. He retired after winning the World Bowl with the Sacramento Surge of the World League of American Football. He then turned his talents to professional wrestling where Bill became a wrestling star faster and to a greater magnitude than anyone else in history. In only his second year in the business, Mr. Goldberg became one of the biggest names the wrestling business had ever seen. And now, Mr. Goldberg has transitioned from being a star in the ring to a television and feature film star. Bill Goldberg, who was named one of the 100 most powerful people in the sports industry by The Sporting News and has graced magazine covers from Entertainment Weekly to TV Guide, has also been featured in articles in People, Spin, Rolling Stone, Gear, and USA Today. His many talk show appearances include The Tonight Show with Jay Leno, Live with Regis and Kelly, Larry King Live, The Dennis Miller Show, Turn Ben Stein On, and The Man Show.

Mr. Goldberg has extensive knowledge of automobiles, trucks, and other vehicles that has served him well. He's hosted "AUTOMANIACS" for the History Channel, "BULLRUN" on Spike TV and for the Speed Channel, and "GarageMahal" on DIY. Goldberg has driven in the Long Beach Gran Prix, Dodge SRT Viper Series, Sandhill Open Road Challenge, and the Bullrun Rally. He personally owns 20 vehicles and loves American Muscle! Mr. Goldberg has various sponsors including BFG, Optima

Batteries, Autometer, RideTech, Detroit Speed, Tremec, Sparco, Carbon Kustoms, Hendick Motorsports, Magnaflow, Jegs, Tilton,etc. In 2012 Mr. Goldberg teamed with ADOMANI to be its spokesman promoting ADOMANI's patented technology in converting internal combustion vehicles into all-electrics or plug-in hybrids.

Brian Anderson

Brian Anderson is a Global Business Development Executive and is currently Director Global Business Development for Dell Software, Information Management Group. Dell has recognized Brian for multiple Platinum and Gold contribution awards for his ability to create and lead new Dell business units for Dell Cloud and Analytic software solutions. Prior to Dell, Brian served in a number of business development, marketing, sales, and P&L roles in management consulting and technology start-ups and Fortune 500 companies. Notably, Brian has served as the Vice President, Business Development Marketing, Senior Director Business Development at Lucidera and previously, Interlace Systems, as well as Vice President Business and Corporate Development at Blue Pumpkin Software, and prior to that in Executive Business Development roles with PSINet/Metamor Worldwide and FMC Corporation.

Brian has been based across the United States and abroad, including Washington DC, Chicago, San Jose and Paris and has conducted business development in over 50 countries. Brian has closed transactions from $5 million to $225 million and excels at aligning diverse stakeholders across and outside the organization and driving customer satisfaction through complex national account strategies and diverse partner ecosystems.

Gabor Kiefer

Gabor Kiefer was born in Hungary and immigrated to the United States in 1996. He started working in the machining trade the same year. He attended De Anza College's machinist program from 1997 to 2000 and became a CNC Machine programmer. He partnered with his father in 2000 and started Kiefer Machining. They played key roles in conjunction with L&M Electronics Inc. in developing and manufacturing components for NASA satellite projects such as Pharmasat, Oreos, Genesat, Nanosat and Genebox. He also took part in the engineering, development and manufacturing for NASA a precision multi camera panoramic mapping system that flies on a high altitude (55.000 feet) aircraft based at Johnson Spacecraft Center in Houston, Texas for Cirrus Digital Systems in Tiburon, California. Mr. Kiefer has an extensive background in manufacturing and using different manufacturing methods to get the desired results. Currently he is the CEO of Kiefer Machining, Inc. in San Carlos, CA. The corporation has the capability through its state-of-the-art machinery to manufacture prototypes and products for ADOMANI.

Joerg Ferchau

Mr. Ferchau has over 30 years of successful business and technology leadership experience in Silicon Valley startups and Fortune 500 companies including GE, Tandem, Compaq, SanDisk, and EDI, where he held director-to-CEO-level roles encompassing product and technology innovation, operations, sales & marketing, and international business development. Mr. Ferchau has led numerous break-through product innovation and build from scratch business ventures in military, computer/IT, consumer, and automotive applications. He has received numerous international product design awards and holds over 25 patents. For the past 7 years he has been focused on technology innovation, marketing, and business development for hybrid and electric vehicle drivetrain technology in the U.S. and China as a co-founder and the CEO of Efficient Drivetrains Incorporated ("EDI").

For over seven years as the CEO of EDI, Mr. Ferchau orchestrated hybrid and electric vehicle product development, marketing, operations, and sales background including establishing the company's business plans and startup operations, creating product roadmap, acquiring investment funding and closing sales. He successfully negotiated exclusive rights to the UC Davis patent portfolio covering hybrid vehicles, established operations and closed commercial deals in multiple geographies. In addition, he has closed deals with major companies in the U.S. and China, established product and technology roadmap, negotiated enabling partnerships, completed formation and business launch of a subsidiary company in China, managed operations through EDI's development of a new line of "world's first" designs for plug-in hybrid electric drivetrains, electric drivetrains, continuously variable transmissions, electric motor sub-systems, and energy storage systems, and acquired investment and expansion funding from sources in the U.S. and China.

Dennis R. Di Ricco

Dennis Di Ricco graduated from the University of San Francisco in 1970 with a B.S. in Accounting. Over the years Mr. Di Ricco has been a consultant to a number of companies seeking to become publicly traded. Mr. Di Ricco has also taught accounting at Diablo Valley College.

Involvement in Certain Legal Proceedings

During the past ten years, Messrs. Monfort, Williams, Reynolds and Kanning have not been the subject of the following events:

1.	With the exception of Edward Monfort, who filed a Chapter 7 Bankruptcy Petition in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division, in November 2010, Case No. 8:10-bk-27250-MGW and was discharged on May 4, 2011, a petition under the Federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he/she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he/she was an executive officer at or within two years before the time of such filing;

2.	Convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	The subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him/her from, or otherwise limiting, the following activities;

i)	Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; or

ii)	Engaging in any type of business practice; or

iii)	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

4.	The subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3(i) in the preceding paragraph or to be associated with persons engaged in any such activity;

5.	Found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.	Found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.	The subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i)	Any Federal or State securities or commodities law or regulation; or

ii)	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

iii)	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.	Was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended, (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Audit Committee Financial Expert

We do not have an audit committee financial expert. We do not have an audit committee financial expert because we believe the cost related to retaining a financial expert at this time is prohibitive. Further, because of the size of our operations, at the present time we believe the services of a financial expert are not warranted. However, we have retained the services of Cherie Patterson, an outside accountant, who works with the independent auditors to assure that the books and records of the Company are in compliance with GAAP.

Conflicts of Interest

There are no conflicts of interest with respect to our officers, directors and key employees.

EXECUTIVE COMPENSATION

The following table sets forth information with respect to compensation paid by us to our officers from our inception on August 6, 2012 through the fiscal year ended December 31, 2013.

Summary Compensation Table
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
							Change in
							Pension Value &
							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and Principal	Fiscal	Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Totals
Position [1]	Year	($)	($)	($)	($)	(S)	($)	($)	($)

Edward R. Monfort	2012	18,000	0	0	12,000,000	0	0	0	18,000
CTO	2013

Robert W. Williams	2012	6,000	0	0	1,000,000	0	0	0	6,000
Vice President	2013

Kevin G. Kanning	2012	60,000	0	0	2,000,000	0	0	0	60,000
COO	2013

Employment Agreements

We have two employment agreements with our officers, directors or advisors, other than an oral agreement with Kevin G. Kanning, our Chief Operating Officer to pay Mr. Kanning $60,000, plus a stock option to acquire up to 2,000,000 restricted shares of common stock at an exercise price of $0.10 per share.

Director Compensation

The following table sets forth information with respect to compensation paid by us to our directors since our inception on August 6, 2012 through the fiscal year ended December 31, 2013.

Director Compensation Table
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
						Change in
						Pension Value
		Fees				and Nonqualified
		Earned or			Non-Equity	Deferred
		Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Fiscal	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	Year	($)	($)	($)	($)	($)	($)	($)

Edward R. Monfort	2012	0	0	0	0	0	0	0
Robert E. Williams	2012	0	0	0	0	0	0	0
Kevin G. Kanning	2012	0	0	0	0	0	0	0

All compensation received by our officers and directors has been disclosed.

There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors other than as described below.

Long-Term Incentive Plan Awards

We have 2012 and 2014 Stock Option and Stock Incentive Plans that provide compensation intended to serve as incentive for performance. The 2012 Stock Option and Stock Incentive Plan allocated thirty million common stock options and five million preferred stock options, the preferred stock options convertible one for one into common shares with each preferred share having voting rights of one thousand shares each.

Since its inception we have issued the following options:

Outstanding Equity Awards at December 31, 2013
Equty Incentive
	Number of	Number of	Plan Awards:				Equity Incentive
	Securities	Securities	Securities			Number of	Plan Awards:
	Underlying	Underlying	Underlying			Shares or	Number of
	Unexercised	Unexercised	Unexercised	Option	Option	Units of Stock	Unearned Shares,
	Options	Options	Unearned	Exercise	Expiration	that have not	Units that
Name	Exercisable	Unexercisable	Options	Price	Date	Vested	have not vested
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Edward R. Monfort	12,000,000	0	0	$0.10	10/31/17	0	0
Robert E. Williams	1,000,000	0	0	$0.10	10/31/17	0	0
Kevin G. Kanning	2,000,000	0	0	$0.10	10/31/17	0	0

(b)  Reflects restricted shares of common stock.

Option Exercises and Stock Vested for the year ended December 31, 2013
	Number of		Number of	Value
	Shares Acquired	Value Realized	Shares Acquired	Realized on
	On Exercise	On Exercise	On Vesting	Vesting
Name	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)
Edward R. Monfort	0	0	0	0
Robert E. Williams	0	0	0	0
Kevin G. Kanning	0	0	0	0

Indemnification

Under our Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer, director, agent or employee who is made a party to any proceeding, including a law suit, because of his or her position, if he or she acted in good faith and in a manner he or she reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer, director, agent or employee is successful on the merits in a proceeding as to which he or she is to be indemnified, we must indemnify him or her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer, director, agent or employee is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Florida.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors, officers, agents or employees under Florida law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against policy, as expressed in the Act and is, unenforceable.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth, as of the date of this prospectus, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The table also reflects what their ownership will be assuming completion of the sale of all of the Units in this private placement. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

		Percentage of	Number of	Percentage of
	Number of Shares	Ownership	Shares Owned	Shares Owned
Name and Address of	Currently	Based on Current	Assuming Sale	Assuming Sale
Beneficial Owner	Owned	Ownership	of Shares	of Shares

Edward R. Monfort (1) 1181 Cadillac Court Milpitas, CA 95035	34,280,000	42.24%	30,852,000	38.02%

Robert E. Williams (2) 1181 Cadillac Court Milpitas, CA 95035	2,800,000	3.45%	2,620,000	3.23%

Kevin G. Kanning (3) 1181 Cadillac Court Milpitas, CA 95035	2,240,000	2.76%	0	0.00%

All officers and directors as a group (3 persons)	39,320,000	48.45%	33,472,000	41.25%

Dennis Di Ricco (4) 343 Franklin Street Mountain View, CA 94041	6,811,500	8.39%	5,680,350	7.00%

(1)	Includes 33,300,000 restricted shares of common stock owned by Edward Riggs Monfort, Trustee of the Monfort Irrevocable Trust; 280,000 restricted shares of common stock owned by Edward O. Monfort; 280,000 restricted shares of common stock owned by Elise Monfort; 140,000 restricted shares of common stock owned by Eli Riggs Monfort; and, 280,000 restricted shares of common stock owned by the Tyler Monfort Trust.

(2)	Includes an option to acquire up to 1,000,000 restricted shares of common stock at an exercise price of $0.10 per share.

(3)	Includes 2,100,000 restricted shares of common stock owned by Kevin G. Kanning, Trustee of the Kanning Family Trust; 50,000 restricted shares of common stock owned by Gerd & Rosalie Kanning; 20,000 restricted shares of common stock owned by Heidi K. Kanning; 30,000 restricted shares of common stock owned by Kevin G. Kanning, Trustee of the Eulate Childrens' Trust; and 40,000 restricted shares of common stock owned by Michael Kanning.

(4)	Includes 5,311,500 shares of common stock owned by Dennis R. Di Ricco, Trustee of the Acaccia Family Trust; 1,200,000 shares of common stock owned by Dennis R. Di Ricco, Trustee of the Alexa & Sofia Efthymiou Irrevocable Trust; 150,000 shares of common stock owned Dennis R. Di Ricco, Trustee of the Brianna Doherty Irrevocable Trust; and, 150,000 shares of common stock owned by the Micaela Doherty Irrevocable Trust.

Future sales by existing stockholders

A total of 81,300,500 shares of common stock have been issued to 114 persons, all of which are restricted securities, as defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. The shares can be only sold pursuant to an effective registration statement filed with the SEC or pursuant to an exemption from registration. Rule 144 may be unavailable to us if we were or are a "shell company". A "shell company" is a corporation with no or nominal assets, or its only asset is cash, and no or nominal operations. A corporation can only be relieved of shell status by filing a registration statement with the SEC which is declared effective; filing a Form 8-K and completing Item 5.06 thereof; and, waiting one year.

Shares purchased in this private placement, are a restricted securities and may only be resold pursuant to an effective registration statement filed with the United States Securities and Exchange Commission (the "SEC") and declared effective by the SEC or pursuant to an exemption from registration. We are under no duty to register the shares of common stock sold to you or find an exemption by which you can sell your shares.

Securities Authorized for Issuance Under Equity Compensation Plans

The 2012 Stock Option and Stock Incentive Plan provides for the issuance of stock options for services rendered to us. The Board of Directors is vested with the power to determine the terms and conditions of the options. The Plan included 30,000,000 shares of common stock with an exercise price of $0.10 per share. At June 30, 2014, options to acquire no shares have been granted; no options have been exercised; and, all options to acquire shares of common stock remain available under this plan.

	Number of securities to	Weighted-average	Number of securities remaining
	be issued upon exercise	exercise price of	available for future issuance
	of outstanding options,	outstanding options,	under equity compensation plans
	warrants and rights	warrants and rights	(excluding securities in column (a))
Plan category	(a)	(b)	(c)
Equity compensation plans
approved by security holders	None	None	None

Equity compensation plans
not approved by securities holders	30,000,000	None	None

Total	30,000,000	None	None

Selling Shareholders

The following table sets forth the name of each selling shareholder, the total number of shares owned prior to the offering, the percentage of shares owned prior to the offering, the number of shares offered, and the percentage of shares owned after the offering, assuming the selling shareholder sells all of his or her shares and includes all warrants exercisable within the next six months.

Name	Total Number of shares owned prior to the offering	Percentage of shares owned prior to the offering	Number of shares being offered	Percentage of shares owned after the offering assuming all of the shares are sold in the offering

Adams, Gillian R.	60,000	0.07%	60,000	0.00%
Airaudi, Jon R.	20,000	0.02%	20,000	0.00%
Allen, Kirby	130,000	0.16%	130,000	0.00%
Aoyama, Jun	280,000	0.35%	28,000	0.31%
Bacon, Douglas	20,000	0.02%	2,000	0.02%
Ballesteros, Raquel & Christian	100,000	0.12%	55,000	0.06%
Boore, John & Priscilla	70,000	0.08%	38,500	0.04%
Booth, James A.	25,000	0.03%	25,000	0.00%
Boylan, Shane M.	30,000	0.04%	30,000	0.00%
Breathe California of the Bay Area (1)	135,000	0.17%	13,500	0.15%
Broussard, Denise M.	30,000	0.04%	30,000	0.00%
Cardaris, Harry & Tina	120,000	0.15%	66,000	0.07%
Carter, Beth, Trustee of the Goodfriend Family Trust (2)	450,000	0.55%	45,000	0.50%
Ceballos, Fabian	51,000	0.06%	28,050	0.03%
Channing, Stephanie	15,000	0.02%	15,000	0.00%
Conrad, Anna L.	51,000	0.06%	28,050	0.03%
Corsaro, Robert A. Irrevocable Family Trust (3)	125,000	0.15%	125,000	0.00%
Curit, Scott & Paula D.	60,000	0.07%	33,000	0.03%
Dell'Aringa, Robert	25,000	0.03%	25,000	0.00%
Acaccia Family Trust (4)	5,584,500	6.54%	951,150	5.34%
Efthymiou, Alexa and Sofia Irrevocable Trust (5)	1,200,000	1.48%	120,000	1.33%
Doherty, Brianna Irrevocable Trust (6)	150,000	0.18%	15,000	0.17%
Doherty, Micaela Irrevocable Trust (7)	150,000	0.18%	15,000	0.17%
Doherty, Connie Living Trust (8)	80,000	0.10%	80,000	0.00%
Di Ricco, Domenic Irrevocable Trust (9)	600,000	0.74%	60,000	0.67%
Di Ricco, Ryan Irrevocable Trust (10)	600,000	0.74%	60,000	0.67%
Doi, Katheryn	100,000	0.12%	55,000	0.06%
Douglass, Veronica F., Family Trust (11)	460,000	0.57%	460,000	0.00%
Stamp, Elita	140,000	0.17%	14,000	0.16%
ELO LLC (12)	280,000	0.35%	28,000	0.31%
The Entrust Group, Inc. FBO Dennis R. Di Ricco ROTH IRA (13)	2,500,000	3.08%	250,000	2.77%
The Entrust Group, Inc. FBO Douglas T. Eustice Roth IRA, Account #: 61-00091 (14)	1,000,000	1.23%	1,000,000	0.00%
The Entrust Group, Inc. FBO Robert P. Garzee ROTH IRA (15)	2,865,000	3.53%	286,500	3.18%
The Entrust Group, Inc. FBO Kevin G. Kanning ROTH IRA (16)	1,800,000	2.22%	180,000	2.00%
The Entrust Group, Inc. FBO Robert L. Pyles, M.D. ROTH IRA (17)	900,000	1.11%	90,000	1.00%
The Entrust Group, Inc. FBO Omar E. Vargas ROTH IRA (18)	250,000	0.31%	25,000	0.28%
Erzberger Trust Agreement (19)	40,000	0.05%	40,000	0.00%
Eulate, Jill A.	15,000	0.02%	15,000	0.00%
Eustice, Douglas T. Trustee FBO Kelly Ryan Eustice Tandler, Ryan David Eustice & Shannon Ryan Eustice (20)	99,000	0.12%	99,000	0.00%
Faraci, Christine A.	440,000	0.54%	242,000	0.24%
Faubion, Sally Marie	10,000	0.01%	10,000	0.00%
Faw, Don L.	100,000	0.12%	55,000	0.06%
Fernandez, Linda J.	60,000	0.07%	33,000	0.03%
Fluharty, Michael & Lorraine	966,000	1.20%	588,000	0.47%

Franklin, Byron & Susan	51,000	0.06%	28,050	0.03%
Brenkwitz, Steve	25,000	0.03%	25,000	0.00%
Georgakas, Gregg & Cindy	1,200,000	1.48%	1,200,000	0.00%
Gonzalez, James Rodney & Robin Luna	200,000	0.25%	110,000	0.11%
Gregg Family Trust (21)	410,000	0.51%	410,000	0.00%
Haas, Josef	70,000	0.08%	70,000	0.00%
Hart, Lawrence W.	25,000	0.03%	25,000	0.00%
Hernandez, Antonio F.	60,000	0.07%	33,000	0.03%
Horsley Family Trust (22)	1,000,000	1.23%	1,000,000	0.00%
IRA Resources, Inc. FBO David Joller IRA 35-36243 (23)	100,000	0.12%	100,000	0.00%
Iriazarry, Marilyn & Zion	120,000	0.15%	66,000	0.07%
Kaley, James D.	100,000	0.12%	55,000	0.06%
Kaley, Jason F.	80,000	0.10%	44,000	0.04%
Kanning, Gerd & Rosalie	50,000	0.06%	50,000	0.00%
Kanning, Heidi K.	20,000	0.02%	20,000	0.00%
Eulate Childrens' Trust (24)	30,000	0.04%	30,000	0.00%
Kanning Family Trust (25)	2,100,000	2.59%	2,100,000	0.00%
Kanning, Michael	40,000	0.05%	40,000	0.00%
Kiefer, Gabor & Szilvia	200,000	0.25%	200,000	0.00%
Kiefer, Attila	90,000	0.11%	90,000	0.00%
Koffman, Bryan	600,000	0.74%	60,000	0.67%
Kotaka, George	51,000	0.06%	28,050	0.03%
Lancaster, Samuel R. & Shirley R., Family Trust (26)	100,000	0.12%	100,000	0.00%
Leventon, Yana	600,000	0.74%	60,000	0.67%
Louie, Stephanie V.	51,000	0.06%	28,050	0.03%
MacAllister, Scott & Mary	20,000	0.02%	20,000	0.00%
Malaney, Michael L.	51,000	0.06%	28,050	0.03%
McClellan, Elizabeth	225,000	0.28%	225,000	0.00%
McClellen, Jeff	25,000	0.03%	25,000	0.00%
Phillip L. McKitterick Irrevocable Family Trust (27)	120,000	0.15%	120,000	0.00%
Menor, Gene, Sr.	25,000	0.03%	25,000	0.00%
Monfort, Edward O.	280,000	0.35%	28,000	0.31%
Monfort Irrevocable Trust (28)	33,300,000	41.03%	3,330,000	36.93%
Monfort, Elise	280,000	0.35%	28,000	0.31%
Monfort, Eli Riggs	140,000	0.17%	14,000	0.16%
Tyler Monfort Trust (29)	280,000	0.35%	28,000	0.31%
National Financial Services LLC FBO Connie Doherty ROTH IRA (30)	4,000,000	4.93%	400,000	4.44%
Nguyen, Tuyen	1,000,000	1.23%	100,000	1.11%
Nolind, John	50,000	0.06%	50,000	0.00%
Ohata, Mitsuaki	300,000	0.37%	165,000	0.17%
Parks, Jim P.	50,000	0.06%	50,000	0.00%
Berta Persik Family Trust (31)	50,000	0.06%	50,000	0.00%
Pyles, Robert L., M.D.	900,000	1.11%	900,000	0.00%
Reese, Karin L.	150,000	0.32%	143,000	0.14%
Repetto, Joseph	50,000	0.06%	50,000	0.00%
Roberts, Frank A.	1,800,000	2.22%	180,000	2.00%
James B. Rogers Irrevocable Family Trust (32)	120,000	0.11%	120,000	0.00%
Ruiz, Ron	51,000	0.06%	28,050	0.03%
Sakino, Lorraine F.	125,000	0.15%	125,000	0.00%
Sangsida, Nivanh J.	52,000	0.06%	28,600	0.03%
Shaw, Derrick E.	150,000	0.18%	150,000	0.00%
Southwest Securities, Inc., Trustee of the Pete A. Gregg ROTH IRA (33)	675,000	0.83%	67,500	0.75%
Spirit of California Entertainment Group, Inc. (34)	2,138,500	2.64%	2,138,500	0.00%
The Sterling Trust, Inc. FBO Russell B. Cater ROTH IRA (35)	150,000	0.18%	15,000	0.17%

Stronski, James	200,000	0.25%	200,000	0.00%
Tan, Conrad	5,000	0.01%	5,000	0.00%
Tesse, Doug & Schofer, Valerie	80,000	0.10%	44,000	0.04%
Thomas, Matthew John	120,000	0.15%	66,000	0.07%
Tibon, Adam C.	51,000	0.06%	28,050	0.03%
Tibon, Eugene M., Jr.	50,000	0.06%	50,000	0.00%
Tibon, Eugene M., Jr. & Yvonne	200,000	0.25%	110,000	0.11%
Tibon, Nicole	65,500	0.08%	35,750	0.04%
Underwood, Jack	50,000	0.06%	50,000	0.00%
Vargas Family Trust (36)	1,070,000	1.32%	845,000	0.28%
Wallace, Marjorie	25,000	0.03%	25,000	0.00%
Wang Family Trust (37)	1,200,000	1.48%	120,000	1.33%
Williams, Robert E.	1,800,000	2.22%	180,000	2.00%
Williams, Sean C.	55,000	0.07%	55,000	0.00%
Wong, Michele L.	150,000	0.18%	15,000	0.17%
Wong, Shannon L.	102,000	0.13%	56,100	0.06%
Virtus Capital Management LLC	250,000
TOTAL	81,300,500	100.00%	22,360,500	72.82%

(1)    Margo Sidener exercises the dispositive and voting rights of Breathe California of the Bay Area

(2)    Beth Carter exercises the dispositive and voting rights of the Goodfriend Family Trust.

(3)    Robert A. Corsaro exercises the dispositive and voting rights of the Robert A. Corsaro Family Trust.

(4)    Dennis R. Di Ricco exercises the dispositive and voting rights of the Acaccia Family Trust.

(5)    Dennis R. Di Ricco exercises the dispositive and voting rights of the Alex & Sofia Efthymiou Irrevocable Trust.

(6)    Dennis R. Di Ricco exercises the dispositive and voting rights of the Brianna Doherty Irrevocable Trust.

(7)    Dennis R. Di Ricco exercises the dispositive and voting rights of the Micaela Doherty Irrevocable Trust.

(8)    Connie P. Doherty exercises the dispositive and voting rights of the Connie Doherty Living Trust.

(9)    Connie Doherty exercises the dispositive and voting rights of the Domenic Di Ricco Irrevocable Trust.

(10)  Connie Doherty exercises the dispositive and voting rights of the Ryan Di Ricco Irrevocable Trust.

(11)  Katheryn Doi exercises the dispositive and voting rights of the Veronica F. Douglass Family Trust.

(12)  Elia Stamp exercises the dispositive and voting rights of ELO LLC.

(13)  The Entrust Group, Inc. exercises the dispositive and voting rights of the Dennis Di Ricco ROTH IRA.

(14)  The Entrust Group, Inc. exercises the dispositive and voting rights of the Douglas T. Eustice ROTH IRA.

(15)  The Entrust Group, Inc. exercises the dispositive and voting rights of the Robert P. Garzee ROTH IRA.

(16)  The Entrust Group, Inc. exercises the dispositive and voting rights of the Kevin G. Kanning ROTH IRA.

(17)  The Entrust Group, Inc. exercises the dispositive and voting rights of the Robert L. Pyles ROTH IRA.

(18)  The Entrust Group, Inc. exercises the dispositive and voting rights of the Omar E. Vargas ROTH IRA.

(19)  Heinz Erzberger exercises the dispositive and voting rights of The Erzberger Trust Agreement.

(20)  Douglas T. Eustice exercises the dispositive and voting rights for Ryan David Eustice & Shannon Ryan Eustice.

(21)  Peter A. and Patty W. Gregg exercise the dispositive and voting rights of the Gregg Family Trust.

(22)  Robert Horsley exercises the dispositive and voting rights of the Horsley Family Trust.

(23)  IRA Resources, Inc. exercises the dispositive and voting rights of the David Joller IRA.

(24)  Kevin G. Kanning exercises dispositive and voting rights of The Eulate Childrens' Trust.

(25)  Kevin G. Kanning exercises the dispositive and voting rights of the Kanning Family Trust.

(26)  Samuel R. & Shirley R. Lancaser exercise the dispositive and voting rights of the Family Trust.

(27)  Phillip L. McKitterick exercises the dispositive and voting rights of the Phillip L. McKitterick Irrevocable Family Trust.

(28)  Edward Riggs Monfort exercises the dispositive and voting rights of the Monfort Irrevocable Trust.

(29)  Edward Riggs Monfort exercises the dispositive and voting rights of the Tyler Monfort Trust.

(30)  National Financial Services LLC exercises the dispositive and voting rights of the Connie Doherty ROTH IRA.

(31)  Katalin Persik exercises the dispositive and voting rights of the Berta Persik Family Trust.

(32)  James B. Rogers exercises the dispositive and voting rights of the James B. Rogers Irrevocable Family Trust.

(33)  Southwest Securities, Inc. exercise the dispositive and voting rights of Peter A. Gregg ROTH IRA.

(34)  James B. Rogers exercises the dispositive and voting rights of Spirit of California Entertainment Group, Inc.

(35)  The Sterling Trust Inc. exercises the dispositive and voting rights of Russell B. Cater ROTH IRA.

(36)  Omar & Lauren Vargas exercise the dispositive and voting rights of the Vargas Family Trust.

(37)  John & Alice Wang exercise the dispositive and voting rights of The Wang Family Trust.

With the exception of Edward Monfort, Kevin Kanning, Robert Williams, our officers and directors, and Dennis Di Ricco and Frank Roberts, advisors, the foregoing selling security holders have had no material relationship with us during the last three years other than investing money with us.

All natural persons named as selling security holders exercise voting and/or dispositive powers with respect to the securities to be offered for resale by our selling security holders.

None of the security holders are broker-dealers or registered representatives associated with broker-dealers.

The following is a summary of the issuances of our common stock:

Since our inception on August 6, 2012, we have issued 81,300,500 restricted shares of common stock.

In August 2012, we issued 36,000,000 restricted shares of common stock to Edward R. Monfort, our CEO and President at that time. The foregoing 36,000,000 shares of common stock were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

In December 2013, we completed a private placement of 15,436,500 shares of common stock in consideration of $1,367,096. The sale of the shares of common stock was made pursuant to the exemption from registration contained in Reg. 506 of the Securities Act of 1933, as amended (the "Act").  Shares were sold only to "accredited investors" as that term is defined in Reg. 501 of the Act.

MARKET FOR OUR COMMON STOCK

No Public Market for Common Stock.

There is presently no public market for our common stock. We intend to request that a market marker submit an application to FINRA to quote our common stock on the OTC Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. We can provide no assurance that our shares will be traded on the bulletin board, or if traded, that a public market will materialize.

The Securities Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the Commission, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask  price; (d) contains a toll-free telephone number for inquiries on disciplinary actions;(e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and;(f) contains such other information and is in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with; (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and, (d)  monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock if it becomes subject to these penny stock rules. Therefore, because our common stock is subject to the penny stock rules, stockholders may have difficulty selling those securities.

Holders of Our Common Stock

Currently, we have 114 holders of record of our common stock.

Rule 144 Shares

All of the presently outstanding shares of our common stock are "restricted securities" as defined under Rule 144 promulgated under the Securities Act, as amended, and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. The SEC has adopted final rules amending Rule 144 which have become effective on February 15, 2008. Pursuant to the new Rule 144, one year must elapse from the time a "shell company", as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, ceases to be a "shell company" and files Form 10 information with the SEC, before a restricted shareholder can resell their holdings in reliance on Rule 144. Form 10 information is equivalent to information that a company would be required to file if it were registering a class of securities on Form 10 under the Securities Exchange Act 1934, as amended. A Form 10 includes information such as a description of the company's business, risk factors associated with the business, financial information, description of the company's properties, the securities ownership of the company's management and 5% shareholders, a description of management and the Board of Directors, compensation for officers and directors, transactions in which the company entered into with officers and directors, legal proceedings, the market in which the company trades its stock, sales of unregistered securities, among other information. Under the amended Rule 144, restricted or unrestricted securities, that were initially issued by a reporting or non-reporting shell company or a company that was at anytime previously a reporting or non-reporting shell company, can only be resold in reliance on Rule 144 if the following conditions are met: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (3) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as applicable, during the preceding twelve months (or shorter period that the Issuer was required to file such reports and materials), other than Form 8-K reports; and (4) at least one year has elapsed from the time the issuer filed the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

At the present time, we are not classified as a "shell company" under Rule 405 of the Securities Act Rule 12b-2 of the Securities Exchange Act of 1934, as amended. As such, all restricted securities presently held by the affiliates of our company may be resold in reliance on Rule 144 six months from the date of issuance.

Registration Rights

We have not granted registration rights to the selling shareholders or to any other persons.

We are paying the expenses of the offering because we seek to: (i) become a reporting company with the Commission under the Securities Exchange Act of 1934, as amended; and (ii) enable our common stock to be traded on the OTC Bulletin Board. We must be a reporting company under the 1934 Act in order that our common stock is eligible for trading on the OTC Bulletin Board. We will become a reporting company under Section 15 of the 1934 Act upon the effectiveness of this Registration Statement. We believe that the registration of the resale of shares on behalf of existing shareholders may facilitate the development of a public market in our common stock if our common stock is approved for trading on a recognized market for the trading of securities in the United States. In addition, we plan to file a Form 8-A registration statement with the Commission to cause us to become a reporting company with the Commission under Section 12 of the 1934 Act.

We consider that the development of a public market for our common stock will make an investment in our common stock more attractive to future investors. In the near future, in order for us to continue with our business plan program, we will need to raise additional capital. We believe that obtaining reporting company status under the 1934 Act and trading on the OTCBB should increase our ability to raise these additional funds from investors.

DESCRIPTION OF SECURITIES

Common Stock

Our authorized capital stock consists of 2,000,000,000 shares of common stock, $0.00001 par value per share. The holders of our common stock:

*	Have equal ratable rights to dividends from funds legally available if and when declared by our Board of Directors;
*	Are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
*	Do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
*	Are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this private placement, when issued, will be fully paid for and non-assessable. We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the state of Florida for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares not be able to elect any of our directors.

Cash dividends

As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend is at the discretion of our Board of Directors and depends upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Preferred Stock

On December 21, 2012, the Board of Directors amended the Articles of Incorporation to authorize 100,000,000 shares of preferred stock. Each one share of preferred stock has 1,000 voting rights. Each preferred share is convertible to one share of common stock but after conversion each converted share will only have one vote per share. As of June 30, 2014 no preferred shares have been issued.

The holders of our preferred stock:

*	Have equal ratable rights to dividends from funds legally available if and when declared by our Board of Directors;
*	Are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
*	Do have conversion rights one share of preferred for one share of common stock; and
*	Are entitled to 1,000 non-cumulative votes per share on all matters on which stockholders may vote.

Convertible Loan Agreement

In April 2013, the Company entered into a Convertible Loan Agreement with the Acaccia Family Trust whereby the Acaccia Family Trust agreed to loan to the Company up to Five Hundred Thousand Dollars ($500,000.00) in increments. As part of the Convertible Loan Agreement, the Acaccia Family Trust agreed to suspend the collection of interest and collect the unpaid interest at the due date of each incremental loan which is three years. The Company agreed to pay simple interest at five percent (5%) per annum. As consideration for the loans made by the Acaccia Family Trust to the Company, the Company agreed to allow the Acaccia Family Trust to convert the loans to common shares at any time during the three-year period at ten cents ($0.10) per share. In addition, the Company agreed that if the Acaccia Family Trust elected to receive common shares rather than interest at the end of the three-year period, the Acaccia Family Trust could, at its option, convert the accrued and unpaid interest at ten cents ($0.10) per share.

Anti-takeover provisions

There are no Florida anti-takeover provisions that may have the affect of delaying or preventing a change in control.

Stock transfer agent

Our stock transfer agent will be Issuer Direct Corp., 500 Perimeter Park Dr., Suite D, Morrisville, North Carolina 27560. Its telephone number is 919-481-4000.

General

There are no other securities authorized in our articles of incorporation.

CERTAIN TRANSACTIONS

In August 2012, we issued 2,000,000 restricted shares of common stock to Edward R. Monfort our CTO and director, in consideration of the transfer of his patent covering No. 8,169,115 to ADOMANI, Inc. Patent No. 8,169,115 covers a motor distribution system. Mr. Monfort also was issued an option to acquire 12,000,000 restricted shares of common stock at an exercise price of $0.10 per share and an option to acquire 4,000,000 restricted shares or preferred stock at an exercise price of $0.10 per share each with voting rights of 1,000 common shares and convertible to common stock at one share of preferred to one share of common stock. Mr. Monfort has a total of 34,280,000 common shares.

In August, 2012, we issued 1,800,000 restricted shares of common stock to Robert E. Williams in consideration of $3,600.00 and an option to acquire 1,000,000 restricted shares of common stock at an exercise price of $0.10 per share.

In September 2012, we issued 1,800,000 restricted shares of common stock to Kevin G. Kanning in consideration of $3,600.00 and an option to acquire 2,000,000 restricted stock options at an exercise price of $0.10 per share.

LITIGATION

We are not a party to any pending litigation and none is contemplated or threatened.

EXPERTS

Our financial statements for the period from inception on August 6, 2012 to December 31, 2013, included in this prospectus have been audited, and our financial statements for the period from January 1, 2014 to June 30, 2014, included in this prospectus, have been reviewed, by MaloneBailey, LLP, Independent Registered Public Accounting Firm, 10350 Richmond, Suite 800, Houston, Texas 77042, telephone (713) 343-4200, as set forth in its report included in this prospectus. Its report is given upon its authority as experts in accounting and auditing.

LEGAL MATTERS

The Law Office of Conrad C. Lysiak, P.S., 601 West First Avenue, Suite 903, Spokane, Washington 99201, telephone (509) 624-1475 has passed on the legality of the shares being sold in this public offering.

FINANCIAL STATEMENTS

Our fiscal year end is December 31. We will provide audited financial statements to our stockholders on an annual basis; the statements will be audited by a firm registered with the Public Company Accounting Oversight Board.

Unaudited financial statements for the period ending June 30, 2014 and audited financial statements for the fiscal years ended December 31, 2013 and 2012 follow:

Index to Financials

ADOMANI, Inc.
Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
	2014	2013

ASSETS

Current Assets
Cash	$59,340	$43,637
Prepaid expenses	8,150	8,150
Total Current Assets	67,490	51,787

Property, plant and equipment, net of accumulated depreciation	26,639	29,087
Other assets	14,510	14,402
Total Assets	$108,639	$95,276

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Customer deposit	-	53,000
Accrued liabilities	91,722	1,053
Total Current Liabilities	91,722	54,053

Convertible debt, long-term	367,618	88,100
Total Liabilities	$459,340	$142,153

Stockholders' Deficit
Preferred stock, 100,000,000 authorized $0.0001 par value none issued and outstanding, respectively
Common stock, 2,000,000,000 authorized $0.0001 par value, 81,177,000 shares and 65,740,500 shares issued; respectively and outstanding, respectively	811	811
Additional paid-in capital	1,844,099	1,844,099
Accumulated deficit	(2,195,611)	(1,891,787)
Total Stockholders' Deficit	(350,701)	(46,877)
Total Liabilities and Stockholders' Deficit	$108,639	$95,276

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Index to Financials

ADOMANI, Inc.
Consolidated Statements of Operations
(Unaudited)

	Three months ended		Six Months ended
	June 30,		June 30,
	2014	2013	2014	2013

Operating Expenses:
General and administrative	$39,914	$172,479	$120,100	$505,806
Consulting services	83,484	93,896	145,392	138,741
R&D Equipment & Materials	18,478	223,662	38,333	321,431

Loss from Operations	(141,876)	(490,037)	(303,825)	(965,977)

Other Income (Expenses):
Other income	-	24	1	24
Total Other Income (Expenses)	-	24	1	24

Net loss	$(141,876)	$(490,013)	$(303,824)	$(965,953)

Net loss per share - basic and diluted	$(0.00)	$(0.01)	$(0.00)	$(0.01)

Weighted average common shares outstanding - basic and diluted	81,177,000	76,340,371	81,177,000	71,726,402

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Index to Financials

ADOMANI, Inc.
Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended
	June 30,
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(303,824)	$(965,953)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation expense	2,448	100
Stock based compensation	-	176,400
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(108)	(2,580)
Accounts payable & accrued liabilities	90,669	(125)
Customer Deposit	(53,000)	-
Cash Used In Operating Activities	(263,815)	(792,158)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for purchase of fixed assets	-	(28,086)
Cash Used In Investing Activities	-	(28,086)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the sale of stock	-	1,284,250
Borrowings on convertible debt	279,518	-
Cash Provided by Financing Activities	279,518	1,284,250

NET CHANGE IN CASH AND CASH EQUIVALENTS	15,703	464,006
CASH AND CASH EQUIVALENTS - beginning of period	43,637	51,218
CASH AND CASH EQUIVALENTS - end of period	$59,340	$515,224

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$-	$-
Cash paid for income taxes	-	-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Index to Financials

ADOMANI, Inc.

Notes to Unaudited Consolidated Financial Statements

Note 1 – Basis of Presentation and Going Concern

The accompanying unaudited interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in the Company's most recent Annual Financial Statements filed with the SEC on Form S-1. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim period presented have been reflected herein. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosures contained in the audited financial statements for the most recent fiscal period, as reported in the Form 10-K, have been omitted.

Going Concern:

As shown in the accompanying financial statements, the Company has incurred net losses of $2,195,611 and working capital deficit of $24,232. These conditions raise substantial doubt as to our ability to continue as a going concern. In response to these conditions, we may raise additional capital through the sale of equity securities, through an offering of debt securities or through borrowings from financial institutions or individuals. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Note 2 – Convertible Note payable:

The Company borrowed funds from Acaccia Family Trust. These notes payable mature in March 2016, bear interest at 5% and are convertible at $0.10 per common share.  During the six months ended June 30, 2014, the Company borrowed $189,518. At June 30, 2014, the outstanding principal balance on the convertible notes payable is $277,618.

During the period June 30, 2014, the Company issued a convertible promissory note with available funds of $100,000 to Gregg and Cindy Georgakas.  This note matures in March 2016 and bears interest at 5%.  At June 30, 2014, the outstanding principal balance is $70,000.  The loan and any accrued interest may be converted into common shares at $0.10 per share.

During the period June 30, 2014, The Company issued a convertible promissory note with available funds of $20,000 to Gabor and Szilbia Kiefer.  This note matures in March 2016 and bears interest at 5%.  At June 30, 2014, the outstanding principal balance is $20,000.  The loan and any accrued interest may be converted into common shares at $0.10 per share.

Note 3 - Subsequent events:

Subsequent to June 30, 2014, the Company signed an employment agreement for the Chief Executive Officer with an effective date of September 1, 2014.  The term is 5 years, with an annual base salary of $240,000 and 5% of Company's Net Profits. The Company has granted 5,000,000 stock options at $0.10 per share with a vesting period of 5 years.

Subsequent to June 30, 2014, the Company has signed an employment agreement for the Chief Technology Officer with an effective date of September 1, 2014.  The term is 5 years, with an annual base salary of $240,000 and 5% of the Company's Net Profits.  Company has granted 15,000,000 stock options at $0.10 per share with a vesting period of 5 years.

Subsequent to June 30, 2014, the Company signed a housing lease agreement with Peter and Monica Alvarez.  The property is located at 1145 Langtree Lane, Corona, CA  92881.  The total lease amount is $17,600, with a security deposit of $6,400 and a lease period of August 1, 2014 thru July 31, 2015.

Index to Financials

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders' of:
ADOMANI Inc.
Calabasas, California

We have audited the accompanying consolidated balance sheets of ADOMANI Inc. (the "Company") as of December 31, 2013 and 2012 and the related consolidated statement of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended.  The Company's management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2013 and 2012 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, the Company's present financial situation raises substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONEBAILEY, LLP
www.malonebailey.com
Houston, Texas

October 30, 2014

Index to Financials

ADOMANI, Inc.
Consolidated Balance Sheets

	December 31,	December 31,
	2013	2012

ASSETS

Current Assets
Cash	$43,637	$51,218
Prepaid expenses	8,150	-
Total Current Assets	51,787	51,218

Property, plant and equipment, net of accumulated depreciation	29,087	2,722
Other assets	14,402	8,790
Total Assets	$95,276	$62,730

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$-	$125
Accrued liabilities	1,053	-
Customer deposit	53,000	-
Total Current Liabilities	54,053	125

Convertible debt, long-term	88,100	-
Total Liabilities	$142,153	$125

Stockholders' Deficit
Preferred stock, 100,000,000 authorized $0.0001 par value none issued and outstanding, respectively	-	-
Common stock, 2,00,000,000 authorized $0.0001 par value, 81,177,000 shares and 65,740,500 shares issued; respectively and outstanding, respectively	811	657
Additional paid-in capital	1,844,099	300,603
Accumulated deficit	(1,891,787)	(238,655)
Total Stockholders' Equity (Deficit)	(46,877)	62,605
Total Liabilities and Stockholders' Equity (Deficit)	$95,276	$62,730

The accompanying notes are an integral part of these consolidated financial statements.

Index to Financials

ADOMANI, Inc.
Consolidated Statements of Operations

	Years Ended
	December 31,
	2013	2012

Sales	$27,763	$-
Cost of Sales	22,400	-
Gross Profit	5,363	-

Operating Expenses:
General and administrative	789,329	86,579
Consulting services	346,799	25,428
R&D Equipment & Materials	521,363	126,648

Loss from Operations	(1,652,128)	(238,655)

Other Income (Expenses):
Interest expense	(1,053)
Interest income	49	-
Total Other Income (Expenses)	$(1,004)	$-

Net loss	$(1,653,132)	$(238,655)

Net loss per share - basic and diluted	$(0.02)	$(0.00)

Weighted average common shares outstanding – basic and diluted	76,301,032	51,706,925

The accompanying notes are an integral part of these consolidated financial statements.

Index to Financials

ADOMANI, Inc.
Consolidated Statements of Cash Flows

	Years Ended
	December 31,
	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,653,132)	$(238,655)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation expense	4,895	-
Stock based compensation	176,400	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(8,150)	-
Accounts payable & accrued liabilities	928	125
Customer deposit	53,000	-
Cash Used In Operating Activities	(1,426,059)	(238,530)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(5,612)	(4,790)
Purchase of fixed assets	(31,260)	(2,722)
Cash Provided by Investing Activities	(36,872)	(7,512)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the sale of stock	1,367,250	297,260
Return of proceeds on convertible debt	(1,900)	-
Borrowings on convertible debt	90,000	-
Cash Provided by Financing Activities	1,455,350	297,260

NET CHANGE IN CASH AND CASH EQUIVALENTS	(7,581)	51,218

CASH AND CASH EQUIVALENTS - beginning of period	51,218	-
CASH AND CASH EQUIVALENTS - end of period	$43,637	$51,218

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$-	$-
Cash paid for income taxes	-	-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Common Stock issued to related party for patent assignment	$-	$4,000

The accompanying notes are an integral part of these consolidated financial statements.

Index to Financials

ADOMANI, Inc.
Consolidated Statements of Changes in Stockholders' Deficit
Years ended December 31, 2013 and 2012

			Additional
	Common Stock		Paid-In	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Deficit

Balances at August 7, 2012 (inception)	-	$-	$-	$-	$-
Common stock issued for cash	56,240,500	562	296,698	-	297,260
Common stock issued for patent	9,500,000	95	3,905	-	4,000
Net loss	-	-	-	(238,655)	(238,655)
Balances at December 31, 2012	65,740,500	657	300,603	(238,655)	62,605
Common stock sold for cash	15,436,500	154	1,367,096	-	1,367,250
Stock based compensation			176,400	-	176,400
Net loss	-		-	(1,653,132)	(1,653,132)

Balances at December 31, 2013	81,177,000	$811	$1,844,099	$(1,891,787)	$(46,877)

The accompanying notes are an integral part of these consolidated financial statements.

Index to Financials

ADOMANI, Inc.

Notes to Consolidated Financial Statements

Note 1 - Organization and operations:

ADOMANI, Inc. (the "Company) was incorporated in Florida in August 2012. ADOMANI, Inc. is a green initiative vehicle technology company specializing in gas/diesel to all-electric and gas/electric to plug-in hybrid vehicle conversions. It serves hybrid/electric vehicle manufactures in the United States and internationally.  ADOMANI, Inc. is the parent company of ADOMANI California, Inc.  The Company is located in Bradenton, Florida.

Note 2 - Summary of Significant Accounting Policies:

Principles of consolidation - The accompanying financial statements reflect the consolidation of the individual financial statements of ADOMANI, Inc. and ADOMANI California, Inc.  All significant intercompany accounts and transactions have been eliminated.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue recognition – The Company recognizes revenue upon delivery or acceptance by the customer of the goods or services as applicable.  Deferred revenue includes advance billings and payments for implementation, consulting services or products not yet delivered.  Deferred revenue was $53,000 and $0 at December 31, 2013 and 2012 respectively.

Cash and cash equivalents – The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less to be cash equivalents.

Accounts receivable and allowance for doubtful accounts - We establish an allowance for bad debts through a review of several factors including historical collection experience, current aging status of the customer accounts, and financial condition of our customers. We do not generally require collateral for our accounts receivable. There was no allowance at December 31, 2013 and 2012.

Intangible Assets - Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. Acquired intangible assets are carried at cost, less accumulated amortization. For intangible assets purchased in a business combination or received in a non-monetary exchange, the estimated fair values of the assets received (or, for non-monetary exchanges, the estimated fair values of the assets transferred if more clearly evident) are used to establish the cost bases, except when neither of the values of the assets received or the assets transferred in non-monetary

Index to Financials

ADOMANI, Inc.

Notes to Consolidated Financial Statements

exchanges are determinable within reasonable limits. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. Amortization of finite-lived intangible assets is computed over the useful lives of the respective assets. As of December 31, 2013 and 2012 the Company capitalized $14,402 and $8,790 of patent cost, respectively.

Impairment of Intangible assets - Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We evaluate intangible assets to determine potential impairment by comparing the carrying amount to the undiscounted estimated future cash flows of the related assets. There is no impairment of the intangible assets as of December 31, 2013 and 2012, respectively.

Research and development - Costs incurred in connection with the development of new products and manufacturing methods are charged to selling, general and administrative expenses as incurred. During 2013 and 2012, $521,363 and $126,648, respectively, were expensed as research and development costs.

Property, equipment, depreciation and amortization - Property and equipment are stated at cost. Depreciation and amortization is provided over the estimated useful lives or lease terms of the related assets using the straight-line method for financial reporting and leasehold improvements are amortized over the life of the lease for financial reporting purposes.  Various accelerated depreciation methods are utilized for income tax reporting purposes.  Major repairs and replacements, which extend the useful lives of equipment, are capitalized and depreciated over the estimated useful lives of the property.  All other maintenance and repairs are expensed as incurred.  Depreciation and amortization expense was $4,895 and $0 during 2013 and 2012, respectively.

Income taxes – ADOMANI, Inc. uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During 2013 and 2012, ADOMANI, Inc. incurred net losses and, therefore, has no tax liability.

Accounting for uncertainty in income taxes - The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated.  The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position.  The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.  At December 31, 2013 and 2012, management did not identify any uncertain tax positions.

Index to Financials

ADOMANI, Inc.

Notes to Consolidated Financial Statements

Basic Income (Loss) Per Share- Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity

Concentration of credit risk – The Company has no significant credit risk related to cash and cash equivalents on deposit with a federally insured bank and does not exceed the $250,000 maximum amount insured by the Federal Deposit Insurance Corporation.

Stock-Based Compensation- The Company accounts for employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.  The fair value of the equity instrument is charged directly to compensation expense and credited to additional paid-in capital over the period during which services are rendered.

The Company follows ASC Topic 505-50, formerly EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services," for stock options and warrants issued to consultants and other non-employees.  In accordance with ASC Topic 505-50, these stock options and warrants issued as compensation for services provided to the Company are accounted for based upon the fair value of the services provided or the estimated fair market value of the option or warrant, whichever can be more clearly determined. The fair value of the equity instrument is charged directly to compensation expense and additional paid-in capital over the period during which services are rendered

Note 3 – Going concern:

As shown in the accompanying financial statements, we have incurred net losses of $1,653,132 and $238,655 during 2013 and 2012, respectively. These conditions raise substantial doubt as to our ability to continue as a going concern. In response to these conditions, we may raise additional capital through the sale of equity securities, through an offering of debt securities or through borrowings from financial institutions or individuals. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern

Index to Financials

ADOMANI, Inc.

Notes to Consolidated Financial Statements

Note 4 – Income taxes:

The cumulative net operating loss carry-forward is $1,891,787 at December 31, 2013, and $238,655 at December 31, 2012 and will expire in the years 2020 and 2019 respectively.  The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows as of December 31, 2013 and 2012:

	2013	2012
Deferred tax asset attributable to:
Net operating loss carryover	$583,232	$81,143
Valuation allowance	(583,232)	(81,143)
Net deferred tax asset	$-	$-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations.  Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

Note 5 – Convertible Note payable:

During 2013, the Company issued a convertible promissory note with available funds of $500,000. As of December 31, 2013, the Company received $90,000. The loan and any accrued interest may be converted into common shares at $0.10 per share.  The note matures in March 2016 and bears interest at 5%.  At December 31, 2013, the outstanding principal balance was $88,100.

Note 6 – Common stock:

During 2012, the Company sold 56,240,500 common shares at $0.002 - $0.10 per share for total proceeds of $297,260.

During 2013, the Company sold 13,636,500 common shares at $0.10 per share for total proceeds of $1,363,650 and 1,800,000 shares at $0.002 to a founder for proceeds of $3,600. Since the shares issued to the founder were issued at a discount, the Company fair valued the shares at $0.10 per share and recorded stock compensation of $176,400.

Note 7 – Related party:

During 2013, the Company issued 9,500,000 common shares to a majority shareholder for the assignment and transfer of ownership of a Patent from the majority shareholder to the Company. The Company recorded the value of the common shares issued as the cost of the Patent which was $4,000.

Index to Financials

ADOMANI, Inc.

Notes to Consolidated Financial Statements

Note 8 – Major customers:

During 2013, all $27,163 in revenue was from one customer.  The Company received a customer deposit of $53,000 during 2013; however, the Company did not deliver the services as of December 31, 2013 and as such the deposit is recorded as a customer deposit which is classified as a liability until services have been delivered.

Note 9 - Subsequent events:

Subsequent to year end, the Company has signed an employment agreement for the Chief Executive Officer with an effective date of September 1, 2014.  The term of the employment agreements is 5 years, with an annual base salary of $240,000 and 5% of Company's Net Profits. The Company has granted 5,000,000 stock options at $0.10 per share with a vesting period of 5 years.

Subsequent to year end, the Company has signed an employment agreement for the Chief Technology Officer with an effective date of September 1, 2014.  The term of the employment agreement is 5 years, with an annual base salary of $240,000 and 5% of the Company's Net Profits.  Company has granted 15,000,000 stock options at $0.10 per share with a vesting period of 5 years.

Subsequent to year end, the Company has signed a housing lease agreement with Peter and Monica Alvarez.  The property is located at 1145 Langtree Lane, Corona, CA  92881.  The total lease amount is $17,600, a security deposit of $6,400 and the lease period is August 1, 2014 thru July 31, 2015.

Subsequent to year end, the Company issues a convertible promissory note with available funds of $100,000 to Gregg and Cindy Georgakas.  The notes payable mature in March 2016 and bears interest at 5%.  At June 30, 2014 the outstanding principal balance on the notes payable was approximately $70,000.  The loan and any accrued interest may be converted into common shares at $0.10 per share.

Subsequent to year end, the Company issued a convertible promissory note with available funds of $20,000 to Gabor and Szilbia Kiefer.  The notes payable mature in March 2016 and bears interest at 5%.  At June 30, 2014 the outstanding principal balance on the notes payable was approximately $20,000.  The loan and any accrued interest may be converted into common shares at $0.10 per share.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.                OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses of the offering, all of which are to be paid by the registrant, are as follows:

SEC Registration Fee	$5.80
Printing Expenses	2,494.20
Accounting Fees and Expenses	6,000.00
Legal Fees and Expenses	15,000.00
Blue Sky Fees/Expenses	0
Transfer Agent Fees	2,500.00
TOTAL	$25,000.00

ITEM 14.                INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1.                   607.0850 of the Florida Statutes

The general effect of the foregoing is to indemnify a control person, officer or director, agent, employee from liability, thereby making the company responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

ITEM 15.                RECENT SALES OF UNREGISTERED SECURITIES.

During the last three years, we have sold 81,177,000 shares of common stock to 114 individuals. We have relied on federal exemptions contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act") and Regulation 506 promulgated there under as well as various state law exemptions.

ITEM 16.                EXHIBITS.

The following exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-K.

		Incorporated by reference			Filed
Exhibit	Document Description	Form	Date	Number	herewith

3.1	Articles of Incorporation (August 6, 2012)				X

3.2	Bylaws of ADOMANI, Inc.				X

3.3	Amended Articles of Incorporation (September 19, 2012)	X

3.4	Amended Articles of Incorporation (December 31, 2012)	X

4.1	Specimen Stock Certificate	X

5.1	Opinion of The Law Office of Conrad C. Lysiak, P.S. regarding the legality of the securities being registered	X

10.1	Patent No. 8,169,115 issued to Edward R. Monfort	X

10.2	Assignment of Patent No. 8,169,115 from Edward R. Monfort to the Company	X

23.1	Consent of MaloneBailey, LLP, Independent Registered Public Accounting Firm	X

23.2	Consent of The Law Office of Conrad C. Lysiak, P.S.	X

ITEM 17.                UNDERTAKINGS.

A.            The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(a)	Include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)	Reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

(c)	Include any additional or changed material information with respect to the plan of distribution.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(5)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(6)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	For the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(8)	For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 of this chapter;

(b)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

B.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

C.	To provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

D.	The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Corona, California on November 12, 2014.

ADOMANI, INC.
(the "Registrant")

BY:	JIM REYNOLDS
Jim Reynolds
CEO/President, Principal Executive Officer and a member of the Board of Directors

BY:	EDWARD R. MONFORT
Edward R. Monfort
CTO, Treasurer, and a member of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

EDWARD R. MONFORT	Director	November 12, 2014
Edward R. Monfort

ROBERT E. WILLIAMS	Director	November 12, 2014
Robert E. Williams

KEVIN G. KANNING	Director	November 12, 2014
Kevin G. Kanning

JIM REYNOLDS	Director	November 12, 2014
Jim Reynolds

EXHIBIT INDEX

		Incorporated by reference			Filed
Exhibit	Document Description	Form	Date	Number	herewith

3.1	Articles of Incorporation (August 6, 2012)				X

3.2	Bylaws of ADOMANI, Inc.				X

3.3	Amended Articles of Incorporation (September 19, 2012)				X

3.4	Amended Articles of Incorporation (December 31, 2012)				X

4.1	Specimen Stock Certificate				X

5.1	Opinion of The Law Office of Conrad C. Lysiak, P.S. regarding the legality of the securities being registered				X

10.1	Patent No. 8,169,115 issued to Edward R. Monfort				X

10.2	Assignment of Patent No. 8,169,115 from Edward R. Monfort to the Company				X

23.1	Consent of MaloneBailey, LLP, Independent Registered Public Accounting Firm				X

23.2	Consent of The Law Office of Conrad C. Lysiak, P.S.				X